Exhibit 99.1

TELUS CORPORATION CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) MARCH 31, 2023

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

		Three months
Periods ended March 31 (millions except per share amounts)	Note	2023	2022
OPERATING REVENUES
Service		$4,345	$3,765
Equipment		580	491
Operating revenues (arising from contracts with customers)	6	4,925	4,256
Other income	7	39	26
Operating revenues and other income		4,964	4,282
OPERATING EXPENSES
Goods and services purchased	16	1,803	1,594
Employee benefits expense	8, 16	1,540	1,119
Depreciation	17	640	551
Amortization of intangible assets	18	382	291
		4,365	3,555
OPERATING INCOME		599	727
Financing costs	9	320	179
INCOME BEFORE INCOME TAXES		279	548
Income taxes	10	55	144
NET INCOME		224	404
OTHER COMPREHENSIVE INCOME (LOSS)	11
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		(19)	89
Foreign currency translation adjustment arising from translating financial statements of foreign operations		31	(67)
		12	22
Items never subsequently reclassified to income
Change in measurement of investment financial assets		(6)	5
Employee defined benefit plan re-measurements		(4)	159
		(10)	164
		2	186
COMPREHENSIVE INCOME		$226	$590
NET INCOME ATTRIBUTABLE TO:
Common Shares		$217	$385
Non-controlling interests		7	19
		$224	$404
COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares		$211	$591
Non-controlling interests		15	(1)
		$226	$590
NET INCOME PER COMMON SHARE	12
Basic		$0.15	$0.28
Diluted		$0.15	$0.28

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic		1,439	1,376
Diluted		1,440	1,380

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2 | March 31, 2023

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	Note	March 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and temporary investments, net		$877	$974
Accounts receivable	6(b)	3,209	3,297
Income and other taxes receivable		135	143
Inventories	1(b)	584	537
Contract assets	6(c)	437	441
Prepaid expenses	20	758	617
Current derivative assets	4(d)	71	83
		6,071	6,092
Non-current assets
Property, plant and equipment, net	17	17,113	17,084
Intangible assets, net	18	20,036	19,239
Goodwill, net	18	10,058	9,122
Contract assets	6(c)	306	320
Other long-term assets	20	2,203	2,203
		49,716	47,968
		$55,787	$54,060

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	22	$593	$104
Accounts payable and accrued liabilities	23	3,198	3,947
Income and other taxes payable		131	112
Dividends payable	13	506	502
Advance billings and customer deposits	24	929	891
Provisions	25	208	166
Current maturities of long-term debt	26	2,511	2,541
Current derivative liabilities	4(d)	8	18
		8,084	8,281
Non-current liabilities
Provisions	25	705	538
Long-term debt	26	24,055	22,496
Other long-term liabilities	27	647	636
Deferred income taxes	10	4,465	4,451
		29,872	28,121
Liabilities		37,956	36,402
Owners’ equity
Common equity	28	16,607	16,569
Non-controlling interests		1,224	1,089
		17,831	17,658
		$55,787	$54,060
Contingent liabilities	29

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

March 31, 2023 | 3

condensed interim consolidated statements of changes in owners’ equity	(unaudited)

		Common equity
		Equity contributed
		Common Shares (Note 28)
(millions)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total	Non-controlling interests	Total
Balance as at January 1, 2022		1,370	$9,644	$1,013	$4,256	$203	$15,116	$943	$16,059
Net income		—	—	—	385	—	385	19	404
Other comprehensive income (loss)	11	—	—	—	159	47	206	(20)	186
Dividends	13	—	—	—	(450)	—	(450)	—	(450)
Dividends reinvested and optional cash payments	13(b), 14(c)	6	157	—	—	—	157	—	157
Equity accounted share-based compensation		—	—	28	—	—	28	6	34
Issue of Common Shares in business combination		—	6	—	—	—	6	—	6
Change in ownership interests of subsidiaries	28(c)	—	—	3	—	—	3	5	8
Balance as at March 31, 2022		1,376	$9,807	$1,044	$4,350	$250	$15,451	$953	$16,404
Balance as at January 1, 2023		1,431	$11,399	$956	$4,104	$110	$16,569	$1,089	$17,658
Net income		—	—	—	217	—	217	7	224
Other comprehensive income (loss)	11	—	—	—	(4)	(2)	(6)	8	2
Dividends	13	—	—	—	(506)	—	(506)	—	(506)
Dividends reinvested and optional cash payments	13(b), 14(c)	7	184	—	—	—	184	—	184
Equity accounted share-based compensation	14(b)	—	—	26	—	—	26	3	29
Change in ownership interests of subsidiaries	25, 28(c)	2	54	69	—	—	123	117	240
Balance as at March 31, 2023		1,440	$11,637	$1,051	$3,811	$108	$16,607	$1,224	$17,831

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4 | March 31, 2023

condensed interim consolidated statements of cash flows	(unaudited)

		Three months
Periods ended March 31 (millions)	Note	2023	2022
OPERATING ACTIVITIES
Net income		$224	$404
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		1,022	842
Deferred income taxes	10	(93)	(1)
Share-based compensation expense, net	14(a)	43	26
Net employee defined benefit plans expense	15(a)	15	27
Employer contributions to employee defined benefit plans	15(a)	(9)	(17)
Non-current contract assets		14	26
Non-current unbilled customer finance receivables	20	(14)	(82)
Unrealized change in forward element of virtual power purchase agreements	9	19	—
Loss from equity accounted investments	7, 21	4	4
Other		2	(4)
Net change in non-cash operating working capital	31(a)	(466)	(90)
Cash provided by operating activities		761	1,135
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	31(a)	(976)	(1,013)
Cash payments for acquisitions, net	18(b)	(1,262)	(127)
Advances to, and investment in, real estate joint ventures and associates	21	(5)	—
Real estate joint venture receipts	21	2	1
Proceeds on disposition		—	5
Investment in portfolio investments and other		(92)	(65)
Cash used by investing activities		(2,333)	(1,199)
FINANCING ACTIVITIES	31(a)
Dividends paid to holders of Common Shares	13(a)	(318)	(293)
Issue (repayment) of short-term borrowings, net		489	(6)
Long-term debt issued	26	3,681	2,287
Redemptions and repayment of long-term debt	26	(2,372)	(1,859)
Other		(5)	(14)
Cash provided by financing activities		1,475	115
CASH POSITION
Increase (decrease) in cash and temporary investments, net		(97)	51
Cash and temporary investments, net, beginning of period		974	723
Cash and temporary investments, net, end of period		$877	$774
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid		$(286)	$(180)
Interest received		$4	$1
Income taxes paid, net		$(127)	$(108)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

March 31, 2023 | 5

notes to condensed interim consolidated financial statements	(unaudited)

MARCH 31, 2023

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of technology solutions, which include mobile and fixed voice and data telecommunications services and products, healthcare software and technology solutions (including employee and family assistance programs and benefits administration), agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies), and digitally-led customer experiences. Data services include: internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 7, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries. Our principal subsidiaries are: TELUS Communications Inc., in which, as at March 31, 2023, we have a 100% equity interest; and TELUS International (Cda) Inc., in which, as at March 31, 2023, we have a 55.2% equity interest, as discussed further in Note 28(c), and which completed its initial public offering in February 2021. Although it has not had any effect on our current determination of which are our principal subsidiaries, we also made a material business acquisition during the three-month period ended March 31, 2023, as set out in Note 18(b).

1	condensed interim consolidated financial statements

(a)	Basis of presentation

The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Our condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2022.

6 | March 31, 2023

notes to condensed interim consolidated financial statements	(unaudited)

Our condensed interim consolidated financial statements are expressed in Canadian dollars and follow the same accounting policies and methods of their application as set out in our consolidated financial statements for the year ended December 31, 2022. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and Canadian generally accepted accounting principles. Our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.

These consolidated financial statements for the three-month period ended March 31, 2023, were authorized by our Board of Directors for issue on May 4, 2023.

(b)	Inventories

Our inventories primarily consist of mobile handsets, parts and accessories totalling $467 million as at March 31, 2023 (December 31, 2022 – $414 million), and communications equipment held for resale. Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Costs of goods sold for the three-month period March 31, 2023, totalled $0.6 billion (2022 – $0.5 billion).

2	accounting policy developments

Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

●	In February 2021, the International Accounting Standards Board issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application was permitted. The amendments require the disclosure of material accounting policy information rather than disclosing significant accounting policies, and clarify how to distinguish changes in accounting policies from changes in accounting estimates. Our financial disclosure is currently not materially affected by the application of the amendments.

●	In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application was permitted. With a view to reducing diversity in reporting, the amendments clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and asset retirement (decommissioning) obligations. Our financial performance and disclosure is currently not materially affected by the application of the amendments.

3	capital structure financial policies

General

Our objective when managing financial capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In our definition of financial capital, we include common equity (excluding accumulated other comprehensive income), non-controlling interests, long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments, and short-term borrowings, including those arising from securitized trade receivables.

We manage our financial capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our financial capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new shares (including Common Shares and TELUS International (Cda) Inc. subordinate voting shares), issue new debt, issue new debt to replace existing debt with different characteristics, and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

During 2023, our financial objectives, which are reviewed annually, were unchanged from 2022. We believe that our financial objectives are supportive of our long-term strategy.

March 31, 2023 | 7

notes to condensed interim consolidated financial statements	(unaudited)

We monitor financial capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA*) – excluding restructuring and other costs ratio; coverage ratios; and dividend payout ratios.

Debt and coverage ratios

Net debt to EBITDA – excluding restructuring and other costs is calculated as net debt at the end of the period, divided by 12-month trailing EBITDA – excluding restructuring and other costs. This measure, historically, is substantially similar to the leverage ratio covenant in our credit facilities, except that the covenant includes in EBITDA the unrealized effects of non-currency risk-related derivative financial instruments that are held for trading (see Note 4(d)). Net debt and EBITDA – excluding restructuring and other costs are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. The calculation of these measures is set out in the following table. Net debt is one component of a ratio used to determine compliance with debt covenants.

As at, or for the 12-month periods ended, March 31 ($ in millions)	Objective	2023	2022
Components of debt and coverage ratios
Net debt [1]		$26,250	$20,960
EBITDA – excluding restructuring and other costs [2]		$6,818	$6,582
Net interest cost [3] (Note 9)		$956	$764
Debt ratio
Net debt to EBITDA – excluding restructuring and other costs	2.20 – 2.70 [4]	3.85	3.18
Coverage ratios
Earnings coverage [5]		3.1	4.0
EBITDA – excluding restructuring and other costs interest coverage [6]		7.1	8.6

1	Net debt and total managed capitalization are calculated as follows:

As at March 31	Note	2023	2022
Long-term debt	26	$26,566	$21,319
Debt issuance costs netted against long-term debt		119	103
Derivative (assets) liabilities used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt, net		(79)	(12)
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt – excluding tax effects		(72)	216
Cash and temporary investments, net		(877)	(774)
Short-term borrowings	22	593	108
Net debt		26,250	20,960
Common equity		16,607	15,451
Non-controlling interests		1,224	953
Less: accumulated other comprehensive income amounts included above in common equity and non-controlling interests		(139)	(213)
Total managed capitalization		$43,942	$37,151

2	EBITDA – excluding restructuring and other costs is calculated as follows:

	EBITDA (Note 5)	Restructuring and other costs (Note 16)	EBITDA – excluding restructuring and other costs
Add
Three-month period ended March 31, 2023	$1,621	$159	$1,780
Year ended December 31, 2022	6,406	240	6,646
Deduct
Three-month period ended March 31, 2022	(1,569)	(39)	(1,608)
EBITDA – excluding restructuring and other costs	$6,458	$360	$6,818

3	Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest, virtual power purchase agreements unrealized change in forward element, recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost) (see Note 9).

4	Our long-term objective range for this ratio is 2.20 – 2.70 times. The ratio as at March 31, 2023, is outside the long-term objective range. We may permit, and have permitted, this ratio to go outside the objective range (for long-term investment opportunities), but we will endeavour to return this ratio to within the objective range in the medium term (following the spectrum auction in 2021, and the spectrum auctions upcoming in 2023 and 2024), as we believe that this range is supportive of our long-term strategy. We are in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.25:1.00 (see Note 26(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.

5	Earnings coverage is defined by Canadian Securities Administrators National Instrument 41-101 as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt; interest on short-term borrowings and other; long-term debt prepayment premium), and adding back capitalized interest, all such amounts excluding those attributable to non-controlling interests.

6	EBITDA – excluding restructuring and other costs interest coverage is defined as EBITDA – excluding restructuring and other costs, divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

* EBITDA is not a standardized financial measure under IFRS-IASB and might not be comparable to similar measures disclosed by other issuers; we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We report EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

8 | March 31, 2023

notes to condensed interim consolidated financial statements	(unaudited)

Net debt to EBITDA – excluding restructuring and other costs was 3.85 times as at March 31, 2023, as compared to 3.18 times one year earlier. The effect of the increase in net debt, primarily due to the acquisition of spectrum licences and business acquisitions, exceeded the effect of growth in EBITDA – excluding restructuring and other costs.

The earnings coverage ratio for the twelve-month period ended March 31, 2023, was 3.1 times, down from 4.0 times one year earlier. A decrease in income before borrowing costs and income taxes decreased the ratio by 0.2 and an increase in borrowing costs decreased the ratio by 0.7. The EBITDA – excluding restructuring and other costs interest coverage ratio for the twelve-month period ended March 31, 2023, was 7.1 times, down from 8.6 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 0.3 and an increase in net interest costs decreased the ratio by 1.8.

TELUS Corporation Common Share dividend payout ratio

So as to be consistent with the way we manage our business, our TELUS Corporation Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the dividends declared in the most recent four quarters for TELUS Corporation Common Shares, as recorded in the financial statements net of dividend reinvestment plan effects (see Note 13), divided by the sum of free cash flow* amounts for the most recent four quarters for interim reporting periods (divided by annual free cash flow if the reported amount is in respect of a fiscal year).

For the 12-month periods ended March 31	Objective	2023	2022
Determined using most comparable IFRS-IASB measures
Ratio of TELUS Corporation Common Share dividends declared to cash provided by operating activities – less capital expenditures		180%	187%
Determined using management measures
TELUS Corporation Common Share dividend payout ratio – net of dividend reinvestment plan effects	60%–75% [1]	89%	129%

1	Our objective range for the TELUS Corporation Common Share dividend payout ratio is 60%-75% of free cash flow on a prospective basis.

For the 12-month periods ended March 31 (millions)	2023	2022
TELUS Corporation Common Share dividends declared	$1,955	$1,757
Amount of TELUS Corporation Common Share dividends declared reinvested in TELUS Corporation Common Shares	(712)	(631)
TELUS Corporation Common Share dividends declared – net of dividend reinvestment plan effects	$1,243	$1,126

* Free cash flow is not a standardized financial measure under IFRS-IASB and might not be comparable to similar measures presented by other issuers; we define free cash flow as EBITDA (operating revenues and other income less goods and services purchased and employee benefits expense) excluding items that we consider to be of limited predictive value, including certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets, and other sources and uses of cash, as found in the consolidated statements of cash flows. We have issued guidance on, and report, free cash flow because it is a key performance measure that management and investors use to evaluate the performance of our business.

March 31, 2023 | 9

notes to condensed interim consolidated financial statements	(unaudited)

Our calculation of free cash flow, and its reconciliation to cash provided by operating activities, is as follows:

For the 12-month periods ended March 31 (millions)	Note	2023	2022
EBITDA	5	$6,458	$6,398
Deduct gain on disposition of financial solutions business		—	(410)
Restructuring and other costs, net of disbursements		179	(3)
Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment device financing		(141)	(19)
Effect of lease principal	31(b)	(502)	(502)
Items from the Consolidated statements of cash flows:
Share-based compensation, net	14	139	130
Net employee defined benefit plans expense	15	89	114
Employer contributions to employee defined benefit plans		(36)	(54)
Interest paid		(922)	(725)
Interest received		20	16
Capital expenditures	5	(3,352)	(3,646)
Free cash flow before income taxes		1,932	1,299
Income taxes paid, net of refunds		(538)	(489)
Effect of disposition of financial solutions business on income taxes paid		—	61
Free cash flow		1,394	871
Add (deduct):
Capital expenditures	5	3,352	3,646
Effects of lease principal		502	502
Gain on disposition of financial solutions business, net of effect on income taxes paid		—	(349)
Individually immaterial items included in net income neither providing nor using cash		(811)	(86)
Cash provided by operating activities		$4,437	$4,584

4	financial instruments

(a)	Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is set out in the following table.

As at (millions)	March 31, 2023	December 31, 2022
Cash and temporary investments, net	$877	$974
Accounts receivable	3,794	3,868
Contract assets	743	761
Derivative assets	291	333
	$5,705	$5,936

Cash and temporary investments, net

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review evaluates changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary. Accounts are considered to be past due (in default) when customers have failed to make the contractually required payments when due, which is generally within 30 days of the billing date. Any late payment charges are levied at an industry-based market rate or a negotiated rate on outstanding non-current customer account balances.

10 | March 31, 2023

notes to condensed interim consolidated financial statements	(unaudited)

As at (millions)		March 31, 2023			December 31, 2022
	Note	Gross	Allowance	Net [1]	Gross	Allowance	Net [1]
Customer accounts receivable, net of allowance for doubtful accounts
Less than 30 days past billing date		$1,073	$(12)	$1,061	$936	$(11)	$925
30-60 days past billing date		341	(12)	329	400	(11)	389
61-90 days past billing date		106	(14)	92	185	(15)	170
More than 90 days past billing date		180	(30)	150	192	(33)	159
Unbilled customer finance receivables		1,516	(38)	1,478	1,509	(39)	1,470
		$3,216	$(106)	$3,110	$3,222	$(109)	$3,113
Current	6(b)	$2,616	$(91)	$2,525	$2,636	$(94)	$2,542
Non-current	20	600	(15)	585	586	(15)	571
		$3,216	$(106)	$3,110	$3,222	$(109)	$3,113

1	Net amounts represent customer accounts receivable for which an allowance had not been made as at the dates of the Consolidated statements of financial position (see Note 6(b)).

We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and the line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable balances above a specific threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

	Three months
Periods ended March 31 (millions)	2023	2022
Balance, beginning of period	$109	$110
Additions (doubtful accounts expense)	21	18
Accounts written off [1] less than recoveries	(28)	(23)
Other	4	2
Balance, end of period	$106	$107

1	For the three-month period ended March 31, 2023, accounts that were written off but were still subject to enforcement activity totalled $44 (2022 – $32).

Contract assets

Credit risk associated with contract assets is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

As at (millions)	March 31, 2023			December 31, 2022
	Gross	Allowance	Net (Note 6(c))	Gross	Allowance	Net (Note 6(c))
Contract assets, net of impairment allowance
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$596	$(23)	$573	$611	$(23)	$588
The 12-month period ending two years hence	257	(10)	247	277	(11)	266
Thereafter	60	(1)	59	55	(1)	54
	$913	$(34)	$879	$943	$(35)	$908

We maintain allowances for lifetime expected credit losses related to contract assets. Current economic conditions, historical information (including credit agency reports, if available), and the line of business from which the contract asset arose are all considered when determining impairment allowances. The same factors are considered when determining whether to write off amounts charged to the impairment allowance for contract assets against contract assets.

Derivative assets (and derivative liabilities)

Counterparties to our material foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. The total dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

March 31, 2023 | 11

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

●	maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;

●	maintaining an agreement to sell trade receivables to an arm’s-length securitization trust and bilateral bank facilities (Note 22), a commercial paper program (Note 26(c)) and syndicated credit facilities (Note 26(d),(e));

●	maintaining in-effect shelf prospectuses;

●	continuously monitoring forecast and actual cash flows; and

●	managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are disclosed in Note 26(h). As at March 31, 2023, unchanged from December 31, 2022, TELUS Corporation could offer an unlimited amount of securities in Canada, and US$3.5 billion of securities in the U.S., qualified pursuant to a Canadian shelf prospectus that is in effect until September 2024. We believe that our investment grade credit ratings contribute to reasonable access to capital markets. TELUS International (Cda) Inc. has a Canadian shelf prospectus that is in effect until May 2024 under which an unlimited amount of debt or equity securities could be offered.

We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are set out in the following tables.

	Non-derivative				Derivative

			Composite long-term debt
As at March 31, 2023	Non-interest bearing financial	Short-term	Long-term debt, excluding leases [1]	Leases	Currency swap agreement amounts to be exchanged [2]			Currency swap agreement amounts to be exchanged
(millions)	liabilities	borrowings [1]	(Note 26)	(Note 26)	(Receive)	Pay	Other	(Receive)	Pay	Total
2023 (remainder of year)	$2,811	$29	$2,725	$454	$(2,094)	$2,069	$—	$(523)	$512	$5,983
2024	182	622	3,271	552	(224)	208	—	(143)	142	4,610
2025	16	—	1,940	400	(218)	207	1	—	—	2,346
2026	92	—	2,291	291	(216)	206	1	—	—	2,665
2027	139	—	2,330	234	(1,692)	1,653	1	—	—	2,665
2028-2032	49	—	11,044	472	(2,246)	2,169	—	—	—	11,488
Thereafter	—	—	12,061	372	(2,919)	2,805	—	—	—	12,319
Total	$3,289	$651	$35,662	$2,775	$(9,609)	$9,317	$3	$(666)	$654	$42,076
			Total (Note 26(h))			$38,145

1	Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at March 31, 2023.
2	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the currency exchange rates in effect as at March 31, 2023. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

	Non-derivative				Derivative

			Composite long-term debt
As at December 31, 2022 (millions)	Non- interest bearing financial	Short-term	Long-term debt, excluding leases [1]	Leases	Currency swap agreement amounts to be exchanged [2]		Currency swap agreement amounts to be exchanged
	liabilities	borrowings [1]	(Note 26)	(Note 26)	(Receive)	Pay	(Receive)	Pay	Total
2023	$3,613	$9	$2,907	$596	$(1,679)	$1,674	$(669)	$648	$7,099
2024	254	105	3,126	537	(201)	193	—	—	4,014
2025	16	—	1,800	379	(599)	586	—	—	2,182
2026	12	—	2,154	273	(165)	162	—	—	2,436
2027	1	—	2,197	218	(1,644)	1,610	—	—	2,382
2028-2032	—	—	9,929	446	(1,785)	1,707	—	—	10,297
Thereafter	—	—	11,551	364	(2,921)	2,805	—	—	11,799
Total	$3,896	$114	$33,664	$2,813	$(8,994)	$8,737	$(669)	$648	$40,209
			Total			$36,220

1	Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2022.
2	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the currency exchange rates in effect as at December 31, 2022. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

12 | March 31, 2023

notes to condensed interim consolidated financial statements	(unaudited)

(c)	Market risks

Net income and other comprehensive income for the three-month periods ended March 31, 2023 and 2022, could have varied if the Canadian dollar: U.S. dollar exchange rate, the U.S. dollar: European euro exchange rate, market interest rates and virtual power purchase agreement forward element valuation varied by reasonably possible amounts from their actual statement of financial position date amounts.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The U.S. dollar-denominated and European euro-denominated balances and the notional amounts of our derivative financial instruments as at the relevant statement of financial position dates have been used in the calculations.

The sensitivity analysis of our exposure to interest rate risk at the reporting date has been determined based upon a hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The principal and notional amounts as at the relevant statement of financial position date have been used in the calculations.

The sensitivity analysis of our exposure to wind discount risk and solar premium risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The notional amounts of the virtual power purchase agreements as at the relevant statement of financial position dates have been used in the calculations.

Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable statutory income tax rates for the reporting periods.

Three-month periods ended March 31 (increase (decrease) in millions)	Net income		Other comprehensive income		Comprehensive income
	2023	2022	2023	2022	2023	2022
Reasonably possible changes in market risks [1]
10% change in C$: US$ exchange rate
Canadian dollar appreciates	$(5)	$—	$127	$(14)	$122	$(14)
Canadian dollar depreciates	$5	$—	$(123)	$14	$(118)	$14
10% change in US$: € exchange rate
U.S. dollar appreciates	$18	$11	$(74)	$(59)	$(56)	$(48)
U.S. dollar depreciates	$(18)	$(11)	$74	$59	$56	$48
25 basis point change in interest rates
Interest rates increase
Canadian interest rate	$(6)	$(1)	$80	$91	$74	$90
U.S. interest rate	$—	$—	$(74)	$(96)	$(74)	$(96)
Combined	$(6)	$(1)	$6	$(5)	$—	$(6)
Interest rates decrease
Canadian interest rate	$6	$1	$(80)	$(94)	$(74)	$(93)
U.S. interest rate	$—	$—	$82	$100	$82	$100
Combined	$6	$1	$2	$6	$8	$7
20 basis point change in wind discount
Wind discount increases	$(41)	$—	$—	$—	$(41)	$—
Wind discount decreases	$41	$—	$—	$—	$41	$—
20 basis point change in solar premium
Solar premium increases	$24	$—	$—	$—	$24	$—
Solar premium decreases	$(24)	$—	$—	$—	$(24)	$—

1	These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates and market interest rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

March 31, 2023 | 13

notes to condensed interim consolidated financial statements	(unaudited)

(d)	Fair values

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in the following table.

As at (millions)	March 31, 2023		December 31, 2022
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt, excluding leases (Note 26)	$24,277	$23,001	$22,967	$21,000

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are set out in the following table.

As at (millions)		March 31, 2023				December 31, 2022
	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Current Assets [2]
Derivatives used to manage
Currency risk arising from U.S. dollar revenues	HFT [4]	2024	$112	$3	US$1.00: ₱55	2023	$72	$1	US$1.00: ₱55
Currency risk arising from U.S. dollar-denominated purchases	HFH [3]	2024	$328	13	US$1.00: C$1.30	2023	$397	21	US$1.00: C$1.28
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2023	$1,182	11	US$1.00: C$1.34	2023	$526	9	US$1.00: C$1.33
Currency risk arising from European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(e))	HFH [5]	2028	$46	19	€1.00: US$1.09	2025	$31	26	€1.00: US$1.09
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(e))	HFH [3]	2028	$12	2	3.5%	—	$—	—	—
Price risk associated with purchase of electrical power	HFT [4]	2047	$32	23	$34.73/ MWh	2047	$36	26	$34.73/ MWh
				$71				$83
Other Long-Term Assets [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated long-term debt [6] (Note 26(b)-(c))	HFH [3]	2048	$3,746	$60	US$1.00: C$1.29	2048	$4,443	$66	US$1.00: C$1.30
Currency risk arising from European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(e))	HFH [5]	2028	$628	9	€1.00: US$1.09	2025	$454	17	€1.00: US$1.09
Price risk associated with purchase of electrical power	HFT [4]	2047	$247	151	$34.73/ MWh	2047	$264	167	$34.73/ MWh
				$220				$250
Current Liabilities [2]
Derivatives used to manage
Currency risk arising from U.S. dollar revenues	HFT [4]	2024	$38	$1	US$1.00: ₱55	2023	$68	$3	US$1.00: ₱55
Currency risk arising from U.S. dollar-denominated purchases	HFH [3]	2024	$177	1	US$1.00: C$1.36	2023	$111	1	US$1.00: C$1.36
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2023	$714	6	US$1.00: C$1.36	2023	$957	14	US$1.00: C$1.37
				$8				$18

14 | March 31, 2023

notes to condensed interim consolidated financial statements	(unaudited)

As at (millions)		March 31, 2023				December 31, 2022
	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Other Long-Term Liabilities [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated long-term debt [6] (Note 26(b)-(c))	HFH [3]	2049	$3,003	$14	US$1.00: C$1.33	2049	$2,329	$24	US$1.00: C$1.33
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(e))	HFH [3]	2028	$218	3	3.5%	—	$—	—	—
				$17				$24

1	Fair value measured at the reporting date using significant other observable inputs (Level 2), except the fair value of virtual power purchase agreements (which we use to manage the price risk associated with the purchase of electrical power), which is measured at the reporting date using significant unobservable inputs (Level 3). Changes in the fair value of derivative financial instruments classified as Level 3 in the fair value hierarchy were as follows:

Period ended March 31, 2023	Three months
Virtual power purchase agreements unrealized change in forward element
Included in net income, excluding income taxes	$(19)
Balance, beginning of period	193
Balance, end of period	$174

2	Derivative financial assets and liabilities are not set off.
3	Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.
4	Designated as held for trading (HFT) and classified as fair value through net income upon initial recognition; hedge accounting is not applied.
5	Designated as a hedge of a net investment in a foreign operation; hedge accounting is applied. Hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.
6	We designate only the spot element as the hedging item. As at March 31, 2023, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $105 (December 31, 2022 – $123).
7	We designate only the spot element as the hedging item. As at March 31, 2023, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $2 (December 31, 2022 – $1).

(e)	Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income.

Credit risk associated with such derivative instruments, as discussed further in (a), would be the primary source of hedge ineffectiveness. There was no ineffective portion of the derivative instruments classified as cash flow hedging items for the periods presented.

		Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income to income (effective portion) (Note 11)
		(effective portion) (Note 11)			Amount
Periods ended March 31 (millions)	Note	2023	2022	Location	2023	2022
THREE-MONTH
Derivatives used to manage currency risk
Arising from U.S. dollar-denominated purchases		$(19)	$(6)	Goods and services purchased	$9	$1
Arising from U.S. dollar-denominated long-term debt [1]	26(b)-(c)	25	(12)	Financing costs	—	(108)
Arising from net investment in a foreign operation [2]		(21)	24	Financing costs	(6)	—
		(15)	6		3	(107)
Derivatives used to manage other market risks
Other		(1)	—	Financing costs	—	(1)
		$(16)	$6		$3	$(108)

1	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amount for the three-month period ended March 31, 2023, was $(18) (2022 – $(25)).
2	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amount for the three-month period ended March 31, 2023, was $1 (2022 – $(2)).

The following table sets out the gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, as well as their location within the Consolidated statements of income and other comprehensive income.

March 31, 2023 | 15

notes to condensed interim consolidated financial statements	(unaudited)

		Gain (loss) on derivatives recognized in income
Periods ended March 31 (millions)	Location	2023	2022
Derivatives used to manage currency risk	Financing costs	$3	$(3)
Virtual power purchase agreements unrealized change in forward element	Financing costs	$(19)	$—

16 | March 31, 2023

notes to condensed interim consolidated financial statements	(unaudited)

5	segment information

General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. Effective September 1, 2022, we embarked upon the modification of our internal and external reporting processes, systems and internal controls concurrent with the acquisition and integration of LifeWorks Inc. and correspondingly are assessing our segmented reporting structure.

The TELUS technology solutions segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security); healthcare software and technology solutions (including employee and family assistance programs and benefits administration); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); voice and other telecommunications services revenues; and equipment sales.

The digitally-led customer experiences – TELUS International (DLCX) segment, which has the U.S. dollar as its primary functional currency, is comprised of digital customer experience and digital-enablement transformation solutions, including artificial intelligence and content management, provided by our TELUS International (Cda) Inc. subsidiary.

Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The segment information regularly reported to our Chief Executive Officer (our chief operating decision-maker), and the reconciliations thereof to our products and services view of revenues, other revenues and income before income taxes, are set out in the following table.

March 31, 2023 | 17

notes to condensed interim consolidated financial statements	(unaudited)

	TELUS technology solutions						Digitally-led customer experiences – TELUS
Three-month periods ended March 31 (millions)	Mobile		Fixed		Segment total		International [1]		Eliminations		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Operating revenues
External revenues
Service	$1,725	$1,600	$1,864	$1,521	$3,589	$3,121	$756	$644	$—	$—	$4,345	$3,765
Equipment	489	417	91	74	580	491	—	—	—	—	580	491
Revenues arising from contracts with customers	$2,214	$2,017	$1,955	$1,595	4,169	3,612	756	644	—	—	4,925	4,256
			Other income (Note 7)		39	26	—	—	—	—	39	26
					4,208	3,638	756	644	—	—	4,964	4,282
			Intersegment revenues		4	4	172	115	(176)	(119)	—	—
					$4,212	$3,642	$928	$759	$(176)	$(119)	$4,964	$4,282
			EBITDA [2]		$1,453	$1,400	$168	$169	$—	$—	$1,621	$1,569
			Restructuring and other costs included in EBITDA (Note 16)		141	35	18	4	—	—	159	39
			Equity (income) loss related to real estate joint venture		(1)	—	—	—	—	—	(1)	—
			Adjusted EBITDA [2]		$1,593	$1,435	$186	$173	$—	$—	$1,779	$1,608
			Capital expenditures [3]		$693	$802	$20	$31	$—	$—	$713	$833
			Adjusted EBITDA less capital expenditures [2]		$900	$633	$166	$142	$—	$—	$1,066	$775

									Operating revenues – external and other income (above)		$4,964	$4,282
									Goods and services purchased		1,803	1,594
									Employee benefits expense		1,540	1,119
									EBITDA (above)		1,621	1,569
									Depreciation		640	551
									Amortization of intangible assets		382	291
									Operating income		599	727
									Financing costs		320	179
									Income before income taxes		$279	$548

1	The digitally-led customer experiences – TELUS International segment is comprised of our consolidated TELUS International (Cda) Inc. subsidiary. All of our other international operations are included in the TELUS technology solutions segment.
2	Earnings before interest, income taxes, depreciation and amortization (EBITDA), both unadjusted and adjusted, are not standardized financial measures under IFRS-IASB and may not be comparable to similar measures disclosed by other issuers (including those disclosed by TELUS International (Cda) Inc.); we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We calculate adjusted EBITDA to exclude items that do not reflect our ongoing operations and, in our opinion, should not be considered in a long-term valuation metric or included in an assessment of our ability to service or incur debt. We report EBITDA, adjusted EBITDA and adjusted EBITDA less capital expenditures, because they are key measures that management uses to evaluate the performance of our business, and EBITDA is also utilized in measuring compliance with certain debt covenants.
3	See Note 31(a) for a reconciliation of capital asset additions, excluding spectrum licences, to cash payments for capital assets, excluding spectrum licences, reported in the Consolidated statements of cash flows.

18 | March 31, 2023

notes to condensed interim consolidated financial statements	(unaudited)

6	revenue from contracts with customers

(a)	Revenues

In the determination of the minimum transaction prices in contracts with customers, amounts are allocated to fulfilling, or completion of fulfilling, future contracted performance obligations. These unfulfilled, or partially unfulfilled, future contracted performance obligations are largely in respect of services to be provided over the duration of the contract. The following table sets out our aggregate estimated minimum transaction prices allocated to remaining unfulfilled, or partially unfulfilled, future contracted performance obligations and the timing of when we might expect to recognize the associated revenues; actual amounts could differ from these estimates due to a variety of factors, including the unpredictable nature of: customer behaviour; industry regulation; the economic environments in which we operate; and competitor behaviour.

As at (millions)	March 31, 2023	December 31, 2022
Estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations to be recognized as revenue in a future period [1,2]
During the 12-month period ending one year hence	$2,515	$2,539
During the 12-month period ending two years hence	992	1,034
Thereafter	85	81
	$3,592	$3,654

1	Excludes constrained variable consideration amounts, amounts arising from contracts originally expected to have a duration of one year or less and, as a permitted practical expedient, amounts arising from contracts that are not affected by revenue recognition timing differences arising from transaction price allocation or from contracts under which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.
2	IFRS-IASB requires the explanation of when we expect to recognize as revenue the amounts disclosed as the estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations. The estimated amounts disclosed are based upon contractual terms and maturities. Actual minimum transaction price revenues recognized, and the timing thereof, will differ from these estimates primarily due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

(b)	Accounts receivable

As at (millions)	Note	March 31, 2023	December 31, 2022
Customer accounts receivable		$2,616	$2,636
Accrued receivables – customer		496	468
Allowance for doubtful accounts	4(a)	(91)	(94)
		3,021	3,010
Accrued receivables – other		188	287
Accounts receivable – current		$3,209	$3,297

(c)	Contract assets

		Three months
Periods ended March 31 (millions)	Note	2023	2022
Balance, beginning of period		$908	$877
Net additions arising from operations		350	301
Amounts billed in the period and thus reclassified to accounts receivable		(381)	(348)
Change in impairment allowance, net	4(a)	1	1
Other		1	—
Balance, end of period		$879	$831
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence		$573	$558
The 12-month period ending two years hence		247	223
Thereafter		59	50
Balance, end of period		$879	$831
Reconciliation of contract assets presented in the Consolidated statements of financial position – current
Gross contract assets		$573	$558
Reclassification to contract liabilities of contracts with contract assets less than contract liabilities	24	(14)	(13)
Reclassification from contract liabilities of contracts with contract liabilities less than contract assets	24	(122)	(112)
		$437	$433

March 31, 2023 | 19

notes to condensed interim consolidated financial statements	(unaudited)

7	other income

		Three months
Periods ended March 31 (millions)	Note	2023	2022
Government assistance		$1	$2
Other sublet revenue	19	1	1
Investment income (loss), gain (loss) on disposal of assets and other		(3)	(4)
Interest income	21(a)	2	1
Changes in business combination-related provisions	25	38	26
		$39	$26

8	employee benefits expense

		Three months
Periods ended March 31 (millions)	Note	2023	2022
Employee benefits expense – gross
Wages and salaries		$1,508	$1,105
Share-based compensation [1]	14	54	49
Pensions – defined benefit	15(a)	15	27
Pensions – defined contribution	15(b)	28	26
Restructuring costs [1]	16(a)	48	10
Employee health and other benefits		55	57
		1,708	1,274
Capitalized internal labour costs, net
Contract acquisition costs	20
Capitalized		(16)	(18)
Amortized		23	19
Contract fulfilment costs	20
Capitalized		(4)	—
Amortized		1	—
Property, plant and equipment		(100)	(93)
Intangible assets subject to amortization		(72)	(63)
		(168)	(155)
		$1,540	$1,119

1	For the three-month period ended March 31, 2023, $2 (2022 – $1) of share-based compensation in the digitally-led customer experiences segment was included in restructuring costs.

20 | March 31, 2023

notes to condensed interim consolidated financial statements	(unaudited)

9	financing costs

		Three months
Periods ended March 31 (millions)	Note	2023	2022
Interest expense
Interest on long-term debt, excluding lease liabilities – gross		$263	$169
Interest on long-term debt, excluding lease liabilities – capitalized [1]		(2)	(15)
Interest on long-term debt, excluding lease liabilities		261	154
Interest on lease liabilities	19	28	16
Interest on short-term borrowings and other		3	4
Interest accretion on provisions	25	8	3
		300	177
Employee defined benefit plans net interest	15	2	2
Foreign exchange		4	1
Virtual power purchase agreements unrealized change in forward element		19	—
		325	180
Interest income		(5)	(1)
		$320	$179
Net interest cost	3	$301	$192
Interest on long-term debt, excluding lease liabilities – capitalized [1]		(2)	(15)
Employee defined benefit plans net interest		2	2
Virtual power purchase agreements unrealized change in forward element		19	—
		$320	$179

1	Interest on long-term debt, excluding lease liabilities, at a composite rate of 3.10% was capitalized to intangible assets with indefinite lives during the period.

10	income taxes

Expense composition and rate reconciliation

	Three months
Periods ended March 31 (millions)	2023	2022
Current income tax expense
For the current reporting period	$147	$145
Adjustments recognized in the current period for income taxes of prior periods	1	—
	148	145
Deferred income tax expense
Arising from the origination and reversal of temporary differences	(93)	(1)
	$55	$144

Our income tax expense and effective income tax rate differ from those computed by applying the applicable statutory rates for the following reasons:

Three-month periods ended March 31 ($ in millions)	2023		2022
Income taxes computed at applicable statutory rates	$63	22.5%	$140	25.5%
Adjustments recognized in the current period for income taxes of prior periods	1	0.4	—	—
(Non-taxable) non-deductible amounts, net	(9)	(3.1)	(2)	(0.3)
Other	—	—	6	1.1
Income tax expense per Consolidated statements of income and other comprehensive income	$55	19.8%	$144	26.3%

March 31, 2023 | 21

notes to condensed interim consolidated financial statements	(unaudited)

11	other comprehensive income

	Items that may subsequently be reclassified to income								Item never reclassified to income		Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(e))
	Derivatives used to manage currency risk			Derivatives used to manage other market risks				Cumulative	Change in
Periods ended March 31 (millions)	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Total	foreign currency translation adjustment	measurement of investment financial assets	Accumulated other comp. income	Employee defined benefit plan re-measurements	Other comp. income
THREE-MONTH
Accumulated balance as at January 1, 2022			$81			$(3)	$78	$25	$83	$186
Other comprehensive income (loss)
Amount arising	$6	$107	113	$—	$1	1	114	(67)	6	53	$214	$267
Income taxes	$4	$21	25	$—	$—	—	25	—	1	26	55	81
Net			88			1	89	(67)	5	27	$159	$186
Accumulated balance as at March 31, 2022			$169			$(2)	$167	$(42)	$88	$213
Accumulated balance as at January 1, 2023			$(20)			$(3)	$(23)	$66	$90	$133
Other comprehensive income (loss)
Amount arising	$(15)	$(3)	(18)	$(1)	$—	(1)	(19)	31	(7)	5	$(6)	$(1)
Income taxes	$(1)	$1	—	$—	$—	—	—	—	(1)	(1)	(2)	(3)
Net			(18)			(1)	(19)	31	(6)	6	$(4)	$2
Accumulated balance as at March 31, 2023			$(38)			$(4)	$(42)	$97	$84	$139
Attributable to:
Common Shares										$108
Non-controlling interests										31
										$139

22 | March 31, 2023

notes to condensed interim consolidated financial statements	(unaudited)

12	per share amounts

Basic net income per Common Share is calculated by dividing net income attributable to Common Shares by the total weighted average number of Common Shares outstanding during the period. Diluted net income per Common Share is calculated to give effect to share option awards and restricted share unit awards.

The following table presents reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

	Three months
Periods ended March 31 (millions)	2023	2022
Basic total weighted average number of Common Shares outstanding	1,439	1,376
Effect of dilutive securities – Restricted share units	1	4
Diluted total weighted average number of Common Shares outstanding	1,440	1,380

For the three-month periods ended March 31, 2023 and 2022, no outstanding equity-settled restricted share unit awards or TELUS Corporation share option awards were excluded in the calculation of diluted income per Common Share.

13	dividends per share

(a)	TELUS Corporation Common Share dividends declared

Three-month periods ended March 31 (millions except per share amounts)	2023				2022
TELUS Corporation Common Share dividends	Declared		Paid to shareholders		Declared		Paid to shareholders
	Effective	Per share		Total	Effective	Per share		Total
Quarter 1 dividend	Mar. 10, 2023	$0.3511	Apr. 3, 2023	$506	Mar. 11, 2022	$0.3274	Apr. 1, 2022	$450

On May 3, 2023, the Board of Directors declared a quarterly dividend of $0.3636 per share on our issued and outstanding TELUS Corporation Common Shares payable on July 4, 2023, to holders of record at the close of business on June 9, 2023. The final amount of the dividend payment depends upon the number of TELUS Corporation Common Shares issued and outstanding at the close of business on June 9, 2023.

(b)	Dividend Reinvestment and Share Purchase Plan

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of TELUS Corporation Common Shares may acquire additional TELUS Corporation Common Shares by reinvesting dividends and by making additional optional cash payments to the trustee. Under this plan, we have the option of offering TELUS Corporation Common Shares from Treasury or having the trustee acquire TELUS Corporation Common Shares in the stock market. We may, at our discretion, offer TELUS Corporation Common Shares at a discount of up to 5% from the market price under the plan. Effective with our dividends paid October 1, 2019, we offered TELUS Corporation Common Shares from Treasury at a discount of 2%. In respect of TELUS Corporation Common Shares held by eligible shareholders who have elected to participate in the plan, dividends declared during the three-month period ended March 31, 2023, of $173 million (2022 – $149 million) were to be reinvested in TELUS Corporation Common Shares.

March 31, 2023 | 23

notes to condensed interim consolidated financial statements	(unaudited)

14	share-based compensation

(a)	Details of share-based compensation expense

Reflected in the Consolidated statements of income and other comprehensive income as Employee benefits expense and in the Consolidated statements of cash flows are the following share-based compensation amounts:

Periods ended March 31 (millions)		2023			2022
	Note	Employee benefits expense [1]	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
THREE-MONTH
Restricted share units	(b)	$44	$(2)	$42	$41	$(7)	$34
Employee share purchase plan	(c)	11	(11)	—	11	(11)	—
Share option awards	(d)	1	—	1	(2)	(6)	(8)
		$56	$(13)	$43	$50	$(24)	$26
TELUS technology solutions		$37	$(12)	$25	$40	$(18)	$22
Digitally-led customer experiences		19	(1)	18	10	(6)	4
		$56	$(13)	$43	$50	$(24)	$26

1	Within employee benefits expense (see Note 8), for the three-month period ended March 31, 2023, restricted share units expense of $42 (2022 – $40) is presented as share-based compensation expense and the balance is included in restructuring costs (see Note 16) of the digitally-led customer experiences segment.

(b)	Restricted share units

TELUS Corporation restricted share units

We also award restricted share units that largely have the same features as our general restricted share units, but have a variable payout (0% – 200%) that depends upon the achievement of our total customer connections performance condition (with a weighting of 25%) and the total shareholder return on TELUS Corporation Common Shares relative to an international peer group of telecommunications companies (with a weighting of 75%). The grant-date fair value of the notional subset of our restricted share units affected by the total customer connections performance condition equals the fair market value of the corresponding TELUS Corporation Common Shares at the grant date, and thus the notional subset has been included in the presentation of our restricted share units with only service conditions. Reflecting a variable payout, our estimate of the fair value of the notional subset of our restricted share units affected by the relative total shareholder return performance condition is determined using a Monte Carlo simulation. Grants of restricted share units in 2023 and 2022 are accounted for as equity-settled, as that was the expected manner of their settlement when granted.

The following table presents a summary of outstanding TELUS Corporation non-vested restricted share units.

Number of non-vested restricted share units as at	March 31, 2023	December 31, 2022
Restricted share units without market performance conditions
Restricted share units with only service conditions	7,988,027	5,224,220
Notional subset affected by total customer connections performance condition	547,139	357,263
	8,535,166	5,581,483
Restricted share units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	1,674,287	1,071,789
	10,209,453	6,653,272

24 | March 31, 2023

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to TELUS Corporation restricted share units without market performance conditions.

Period ended March 31, 2023	Three months
	Number of restricted share units [1]		Weighted average grant-date
	Non-vested	Vested	fair value
Outstanding, beginning of period
Non-vested	5,581,483	—	$30.62
Vested	—	35,819	$27.00
Granted
Initial award	3,039,431	—	$27.41
In lieu of dividends	73,150	476	$26.44
Vested	(42,614)	42,614	$27.93
Settled – in cash	—	(43,012)	$27.94
Forfeited	(116,284)	—	$27.30
Outstanding, end of period
Non-vested	8,535,166	—	$28.31
Vested	—	35,897	$26.98

1	Excluding the notional subset of restricted share units affected by the relative total shareholder return performance condition.

TELUS International (Cda) Inc. restricted share units

We also award restricted share units that largely have the same features as the TELUS Corporation restricted share units, but have a variable payout (0% – 150%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions. Grants of restricted share units in 2023 and 2022 are accounted for as equity-settled, as that was the expected manner of their settlement when granted.

The following table presents a summary of the activity related to TELUS International (Cda) Inc. restricted share units.

Period ended March 31, 2023	Three months
	Number of restricted share units		Weighted average grant-date
	Non-vested	Vested	fair value
Outstanding, beginning of period	1,605,821	—	US$	27.10
Granted – initial award	1,102,860	72,763	US$	21.18
Vested	(277,024)	277,024	US$	25.79
Settled – in equity	—	(349,787)	US$	24.83
Forfeited	(3,784)	—	US$	27.46
Outstanding, end of period	2,427,873	—	US$	24.56

(c)	TELUS Corporation employee share purchase plan

We have an employee share purchase plan under which eligible employees can purchase TELUS Corporation Common Shares through regular payroll deductions. In respect of TELUS Corporation Common Shares held within the employee share purchase plan, TELUS Corporation Common Share dividends declared during the three-month period ended March 31, 2023, of $13 million (2022 – $11 million) were to be reinvested in TELUS Corporation Common Shares acquired by the trustee from Treasury, with a discount applicable, as set out in Note 13(b).

(d)	Share option awards

TELUS Corporation share options

Employees may be granted share option awards to purchase TELUS Corporation Common Shares at an exercise price equal to the fair market value at the time of grant. Share option awards granted under the plan may be exercised over specific periods not to exceed seven years from the date of grant.

These share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

March 31, 2023 | 25

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to the TELUS Corporation share option plan.

Period ended March 31, 2023	Three months
	Number of share options	Weighted average share option price [1]
Outstanding, beginning of period	2,755,300	$22.05
Exercised [2]	(88,975)	$21.19
Forfeited	(38,400)	$22.25
Outstanding, end of period	2,627,925	$22.08

1	The weighted average remaining contractual life is 4.1 years. 1,821,425 options were exercisable as at the balance sheet date.
2	The weighted average price at the date of exercise was $27.13.

TELUS International (Cda) Inc. share options

Employees may be granted equity share options (equity-settled) to purchase TELUS International (Cda) Inc. subordinate voting shares at a price equal to, or a multiple of, the fair market value at the time of grant and/or phantom share options (cash-settled) that provide them with exposure to TELUS International (Cda) Inc. subordinate voting share price appreciation. Share option awards granted under the plan may be exercised over specific periods not to exceed ten years from the time of grant. All equity share option awards and most phantom share option awards have a variable payout (0% – 100%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions.

The following table presents a summary of the activity related to the TELUS International (Cda) Inc. share option plan.

Period ended March 31, 2023	Three months
	Number of share options	Weighted average share option price [1]
Outstanding, beginning of period	2,677,297	US$	11.31
Forfeited	(16,177)	US$	5.77
Outstanding, end of period	2,661,120	US$	11.35
Exercisable, end of period	2,316,683	US$	9.50

1	For 2,220,919 share options, the range of share option prices is US$4.87 – US$8.95 per TELUS International (Cda) Inc. subordinated voting share and the weighted average remaining contractual life is 3.9 years; for the balance of share options, the price is US$25.00 and the weighted average remaining contractual life is 7.9 years.

26 | March 31, 2023

notes to condensed interim consolidated financial statements	(unaudited)

15	employee future benefits

(a)	Defined benefit pension plans – summary

Amounts in the primary financial statements relating to defined benefit pension plans

Three-month periods ended March 31		2023			2022
(millions)	Note	Plan assets	Defined benefit obligations accrued [1]	Net	Plan assets	Defined benefit obligations accrued [1]	Net
Employee benefits expense	8
Benefits earned for current service		$—	$(18)		$—	$(27)
Benefits earned for past service		—	—		—	(3)
Employees’ contributions		4	—		4	—
Administrative fees		(1)	—		(1)	—
		3	(18)	$(15)	3	(30)	$(27)
Financing costs	9
Notional income on plan assets [2] and interest on defined benefit obligations accrued		110	(100)		74	(75)
Interest effect on asset ceiling limit		(12)	—		(1)	—
		98	(100)	(2)	73	(75)	(2)
DEFINED BENEFIT (COST) INCLUDED IN NET INCOME [3]				(17)			(29)
Other comprehensive income	11
Difference between actual results and estimated plan assumptions [4]		226	—		(543)	—
Changes in plan financial assumptions		—	(191)		—	1,491
Changes in the effect of limiting net defined benefit assets to the asset ceilings		(41)	—		(734)	—
		185	(191)	(6)	(1,277)	1,491	214
DEFINED BENEFIT (COST) INCLUDED IN COMPREHENSIVE INCOME [3]				(23)			185
AMOUNTS INCLUDED IN OPERATING ACTIVITIES CASH FLOWS
Employer contributions		9	—	9	17	—	17
BENEFITS PAID BY PLANS		(117)	117	—	(117)	117	—
PLAN ACCOUNT BALANCES [5]
Change in period		178	(192)	(14)	(1,301)	1,503	202
Balance, beginning of period		7,990	(8,075)	(85)	10,043	(10,233)	(190)
Balance, end of period		$8,168	$(8,267)	$(99)	$8,742	$(8,730)	$12
FUNDED STATUS – PLAN SURPLUS (DEFICIT)
Pension plans that have plan assets in excess of defined benefit obligations accrued	20	$7,344	$(7,037)	$307	$7,881	$(7,417)	$464
Pension plans that have defined benefit obligations accrued in excess of plan assets
Funded		824	(1,023)	(199)	861	(1,091)	(230)
Unfunded		—	(207)	(207)	—	(222)	(222)
	27	824	(1,230)	(406)	861	(1,313)	(452)
		$8,168	$(8,267)	$(99)	$8,742	$(8,730)	$12

1	Defined benefit obligations accrued are the actuarial present values of benefits attributed to employee services rendered to a particular date.
2	The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued at the end of the immediately preceding fiscal year.
3	Excluding income taxes.
4	Financial assumptions in respect of plan assets (interest income on plan assets included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued) and demographic assumptions in respect of the actuarial present values of the defined benefit obligations accrued, as at the end of the immediately preceding fiscal year for both.
5	Effect of asset ceiling limit at March 31, 2023, was $971 (December 31, 2022 – $918).

March 31, 2023 | 27

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Defined contribution plans – expense

Our total defined contribution pension plan costs recognized were as follows:

	Three months
Periods ended March 31 (millions)	2023	2022
Union pension plan and public service pension plan contributions	$4	$4
Other defined contribution pension plans	24	22
	$28	$26

16	restructuring and other costs

(a)	Details of restructuring and other costs

With the objective of reducing ongoing costs, we incur associated incremental non-recurring restructuring costs, as discussed further in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models or post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity; significant litigation costs in respect of losses or settlements; and adverse retrospective regulatory decisions.

Restructuring and other costs are presented in the Consolidated statements of income and other comprehensive income, as set out in the following table:

	Restructuring [1] (b)		Other (c)		Total
Periods ended March 31 (millions)	2023	2022	2023	2022	2023	2022
THREE-MONTH
Goods and services purchased	$42	$26	$2	$3	$44	$29
Employee benefits expense	48	10	67	—	115	10
	$90	$36	$69	$3	$159	$39

1	For the three-month period ended March 31, 2023, excludes real estate rationalization-related restructuring impairments of property, plant and equipment of $52 (2022 – $1), which are included in depreciation.

(b)	Restructuring provisions

Employee-related provisions and other provisions, as presented in Note 25, include amounts in respect of restructuring activities. In 2023, restructuring activities included ongoing and incremental efficiency initiatives, some of which involved personnel-related costs and rationalization of real estate. These initiatives were intended to improve our long-term operating productivity and competitiveness.

(c)	Other

During the three-month period ended March 31, 2023, incremental external costs were incurred in connection with business acquisition and collective bargaining activities. In connection with business acquisitions, non-recurring atypical business integration expenditures that would be considered neither restructuring costs nor part of the fair value of the net assets acquired have been included in other costs. Employee benefits expense is in respect of lump sum payments, to be made subsequent to March 31, 2023, to substantially all of our existing unionized members of Telecommunications Workers Union, United Steelworkers Local 1944 (TWU), for the ratification of the new collective agreement between the TWU and ourselves, as discussed in Note 29(b).

28 | March 31, 2023

notes to condensed interim consolidated financial statements	(unaudited)

17	property, plant and equipment

		Owned assets						Right-of-use lease assets (Note 19)
(millions)	Note	Network assets	Buildings and leasehold improvements	Computer hardware and other	Land	Assets under construction	Total	Network assets	Real estate	Other	Total	Total
AT COST
As at January 1, 2023		$36,036	$3,746	$1,772	$83	$815	$42,452	$835	$2,095	$122	$3,052	$45,504
Additions		213	7	14	—	263	497	3	38	4	45	542
Additions arising from business acquisitions	18(b)	36	13	2	—	—	51	—	28	—	28	79
Assets under construction put into service		231	42	25	—	(298)	—	—	—	—	—	—
Dispositions, retirements and other		(226)	1	13	—	—	(212)	—	10	(3)	7	(205)
Net foreign exchange differences		—	1	1	—	—	2	—	—	—	—	2
As at March 31, 2023		$36,290	$3,810	$1,827	$83	$780	$42,790	$838	$2,171	$123	$3,132	$45,922
ACCUMULATED DEPRECIATION
As at January 1, 2023		$24,112	$2,322	$1,094	$—	$—	$27,528	$50	$795	$47	$892	$28,420
Depreciation [1]		401	60	57	—	—	518	26	91	5	122	640
Dispositions, retirements and other		(225)	2	(29)	—	—	(252)	1	—	(2)	(1)	(253)
Net foreign exchange differences		—	—	2	—	—	2	—	—	—	—	2
As at March 31, 2023		$24,288	$2,384	$1,124	$—	$—	$27,796	$77	$886	$50	$1,013	$28,809
NET BOOK VALUE
As at December 31, 2022		$11,924	$1,424	$678	$83	$815	$14,924	$785	$1,300	$75	$2,160	$17,084
As at March 31, 2023		$12,002	$1,426	$703	$83	$780	$14,994	$761	$1,285	$73	$2,119	$17,113

1	For the three-month period ended March 31, 2023, depreciation includes $28 in respect of impairment of real estate right-of-use lease assets.

As at March 31, 2023, our contractual commitments for the acquisition of property, plant and equipment totalled $267 million over a period ending December 31, 2027 (December 31, 2022 – $275 million over a period ending December 31, 2027).

March 31, 2023 | 29

notes to condensed interim consolidated financial statements	(unaudited)

18	intangible assets and goodwill

(a)	Intangible assets and goodwill, net

		Intangible assets subject to amortization					Intangible assets with indefinite lives
(millions)	Note	Customer contracts, related customer relationships and subscriber base [1]	Software [1]	Access to rights-of-way, crowdsource assets and other	Assets under construction	Total	Spectrum licences	Total intangible assets	Goodwill [1,2]	Total intangible assets and goodwill
AT COST
As at January 1, 2023		$4,489	$7,522	$498	$535	$13,044	$12,215	$25,259	$9,486	$34,745
Additions		—	43	1	172	216	1	217	—	217
Additions arising from business acquisitions	(b)	834	—	129	—	963	—	963	932	1,895
Assets under construction put into service		—	268	17	(285)	—	—	—	—	—
Dispositions, retirements and other (including capitalized interest)	9	9	(176)	(20)	—	(187)	2	(185)	—	(185)
Net foreign exchange differences		2	—	—	—	2	—	2	4	6
As at March 31, 2023		$5,334	$7,657	$625	$422	$14,038	$12,218	$26,256	$10,422	$36,678
ACCUMULATED AMORTIZATION
As at January 1, 2023		$1,082	$4,713	$225	$—	$6,020	$—	$6,020	$364	$6,384
Amortization		117	241	24	—	382	—	382	—	382
Dispositions, retirements and other		(7)	(180)	1	—	(186)	—	(186)	—	(186)
Net foreign exchange differences		3	—	1	—	4	—	4	—	4
As at March 31, 2023		$1,195	$4,774	$251	$—	$6,220	$—	$6,220	$364	$6,584
NET BOOK VALUE
As at December 31, 2022		$3,407	$2,809	$273	$535	$7,024	$12,215	$19,239	$9,122	$28,361
As at March 31, 2023		$4,139	$2,883	$374	$422	$7,818	$12,218	$20,036	$10,058	$30,094

1	The amounts for customer relationships, software and goodwill arising from business acquisitions for the year ended December 31, 2022, have been adjusted as set out in (c).

2	Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

As at March 31, 2023, our contractual commitments for the acquisition of intangible assets totalled $24 million over a period ending December 31, 2025 (December 31, 2022 – $14 million over a period ending December 31, 2023).

30 | March 31, 2023

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Business acquisitions

WillowTree

On October 27, 2022, we announced a definitive agreement to acquire WillowTree, a full-service digital product provider focused on end-user experiences, such as native mobile applications and unified web interfaces. On January 3, 2023, subsequent to the satisfaction of the closing conditions, WillowTree was acquired through our TELUS International (Cda) Inc. subsidiary and is consolidated in our digitally-led customer experiences – TELUS International segment.

The acquisition brings key talent and diversity to our segment’s portfolio of next-generation solutions, and further augments its digital consulting and client-centric software development capabilities. The primary factor that gave rise to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the low level of tangible assets relative to the earnings capacity of the business). A portion of the amounts assigned to goodwill may be deductible for income tax purposes.

In respect of the acquired business, we concurrently provided written put options to the remaining selling shareholders for their approximate 14% economic interest, which will be settled subject to certain performance-based criteria and will become exercisable in tranches over a three-year period starting in 2026. The acquisition-date fair value of the puttable shares held by the non-controlling shareholders was recorded as a provision in the three-month period ended March 31, 2023. The provision may be settled in cash or, at our option, in a combination of cash and up to 70% in TELUS International (Cda) Inc. subordinate voting shares. Concurrent with this acquisition, the non-controlling shareholders provided us with purchased call options, which substantially mirror the written put options.

As is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to the books and records of WillowTree. Upon having sufficient time to review the books and records of WillowTree, as well as obtaining new and additional information about the related facts and circumstances as of the acquisition date, we will adjust provisional amounts for identifiable assets acquired and liabilities assumed and thus finalize our purchase price allocation.

Individually immaterial transactions

During the three-month period ended March 31, 2023, we acquired 100% ownership of businesses that were complementary to our existing lines of business. The primary factor that gave rise to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible and intangible assets acquired (such excess arising from the low level of tangible assets relative to the earnings capacity of the businesses). A portion of the amount assigned to goodwill may be deductible for income tax purposes.

March 31, 2023 | 31

notes to condensed interim consolidated financial statements	(unaudited)

Acquisition-date fair values

Acquisition-date fair values assigned to the assets acquired and liabilities assumed are set out in the following table:

(millions)	WillowTree [1]	Individually immaterial transactions [1]	Total
Assets
Current assets
Cash	$7	$5	$12
Accounts receivable [2]	84	—	84
Other	3	2	5
	94	7	101
Non-current assets
Property, plant and equipment
Owned assets	20	31	51
Right-of-use lease assets	27	1	28
Intangible assets subject to amortization [3]	947	16	963
	994	48	1,042
Total identifiable assets acquired	1,088	55	1,143
Liabilities
Current liabilities
Accounts payable and accrued liabilities	50	6	56
Income and other taxes payable	16	—	16
Advance billings and customer deposits	5	2	7
Current maturities of long-term debt	126	—	126
	197	8	205
Non-current liabilities
Long-term debt	22	28	50
Deferred income taxes	94	—	94
	116	28	144
Total liabilities assumed	313	36	349
Net identifiable assets acquired	775	19	794
Goodwill	831	101	932
Net assets acquired	$1,606	$120	$1,726
Acquisition effected by way of:
Cash consideration	$1,169	$105	$1,274
Accounts payable and accrued liabilities	—	15	15
Provisions	266	—	266
Issue of shares by a subsidiary to a non-controlling interest [4]	171	—	171
	$1,606	$120	$1,726

1	The purchase price allocation, primarily in respect of customer contracts, related customer relationships and deferred income taxes, had not been finalized as of the date of issuance of these consolidated financial statements. As is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to the books and records of the acquired businesses. Upon having sufficient time to review the books and records of the acquired businesses, we expect to finalize our purchase price allocations.

2	The fair value of accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimate at the acquisition date of the contractual cash flows expected to be collected.

3	Customer contracts and customer relationships (including those related to customer contracts) are generally expected to be amortized over a period of 15 years; and other intangible assets are expected to be amortized over a period of 4-10 years.

4	The fair value of the TELUS International (Cda) Inc. subordinate voting shares was measured based upon market prices observed at the date of acquisition of control.

32 | March 31, 2023

notes to condensed interim consolidated financial statements	(unaudited)

Pro forma disclosures

The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed at the beginning of the fiscal 2023 year.

	Three months
Period ended March 31, 2023 (millions except per share amounts)	As reported [1]	Pro forma [2]
Operating revenues and other income	$4,964	$4,965
Net income	$224	$224
Net income per Common Share
Basic	$0.15	$0.15
Diluted	$0.15	$0.15

1	Operating revenues and other income and net income (loss) for the three-month period ended March 31, 2023, include: $77 and $(28), respectively, in respect of WillowTree.

2	Pro forma amounts for the three-month period ended March 31, 2023, reflect the acquired businesses. The results of the acquired businesses have been included in our Consolidated statements of income and other comprehensive income effective the dates of acquisition.

The pro forma supplemental information is based on estimates and assumptions that are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of our consolidated financial results in future periods or the actual results that would have been realized had the business acquisitions been completed at the beginning of the periods presented. The pro forma supplemental information includes incremental property, plant and equipment depreciation, intangible asset amortization, financing and other charges as a result of the acquisitions, net of the related tax effects.

(c)	Business acquisitions – prior period

In 2022, we acquired businesses that were complementary to our existing lines of business. As at December 31, 2022, purchase price allocations had not been finalized. During the three-month period ended March 31, 2023, the preliminary acquisition-date fair values for customer relationships, software, goodwill and deferred income tax liabilities were decreased by $118 million, increased by $179 million, decreased by $47 million and increased by $14 million, respectively; as required by IFRS-IASB, comparative amounts have been adjusted so as to reflect those increases (decreases) effective the dates of acquisition.

19	leases

Maturity analyses of lease liabilities are set out in Note 4(b) and Note 26(h); the period interest expense in respect thereof is set out in Note 9. The additions to, the depreciation charges for, and the carrying amounts of, right-of-use lease assets are set out in Note 17. We have not currently elected to exclude low-value and short-term leases from lease accounting.

		Three months
Periods ended March 31 (millions)	Note	2023	2022
Income from subleasing right-of-use lease assets
Co-location sublet revenue included in operating service revenues		$4	$4
Other sublet revenue included in other income	7	$1	$1
Lease payments		$160	$139

March 31, 2023 | 33

notes to condensed interim consolidated financial statements	(unaudited)

20	other long-term assets

As at (millions)	Note	March 31, 2023	December 31, 2022
Pension assets	15	$307	$307
Unbilled customer finance receivables	4(a)	585	571
Derivative assets	4(d)	220	250
Deferred income taxes		34	19
Costs incurred to obtain or fulfill contracts with customers		159	154
Real estate joint venture advances	21(a)	114	114
Investment in real estate joint venture	21(a)	1	1
Investment in associates	21(b)	110	120
Portfolio investments [1]
At fair value through net income		23	21
At fair value through other comprehensive income		462	467
Prepaid maintenance		56	61
Refundable security deposits and other		132	118
		$2,203	$2,203

1	Fair value measured at reporting date using significant other observable inputs (Level 2).

The costs incurred to obtain and fulfill contracts with customers are set out in the following table:

Period ended March 31, 2023 (millions)	Three months
	Costs incurred to
	Obtain contracts with customers	Fulfill contracts with customers	Total
Balance, beginning of period	$404	$15	$419
Additions	69	6	75
Amortization	(73)	(1)	(74)
Balance, end of period	$400	$20	$420
Current [1]	$255	$6	$261
Non-current	145	14	159
	$400	$20	$420

1	Presented in the Consolidated statements of financial position in prepaid expenses.

21	real estate joint ventures and investments in associates

(a)	Real estate joint ventures

In 2013, we partnered, as equals, with two arm’s-length parties in a residential, retail and commercial real estate redevelopment project, TELUS Sky, in Calgary, Alberta. The new-build tower, completed in 2020, was to be built to the LEED Platinum standard.

Summarized financial information

As at (millions)	March 31, 2023	December 31, 2022	As at (millions)	March 31, 2023	December 31, 2022
ASSETS			LIABILITIES AND OWNERS’ EQUITY
Current assets			Current liabilities
Cash and temporary investments, net	$8	$8	Accounts payable and accrued liabilities	$14	$18
Other	32	27	Construction credit facilities	342	342
	40	35		356	360
Non-current assets			Owners’ equity
Investment property	330	330	TELUS [1]	8	5
Other	10	10	Other partners	16	10
	340	340		24	15
	$380	$375		$380	$375

1	The equity amounts recorded by the real estate joint venture differ from those recorded by us by the amount of the deferred gains on our real estate contributed and the valuation provision we have recorded in excess of that recorded by the real estate joint venture.

34 | March 31, 2023

notes to condensed interim consolidated financial statements	(unaudited)

	Three months
Periods ended March 31 (millions)	2023	2022
Revenue	$6	$4
Depreciation and amortization	$2	$2
Interest expense	$3	$3
Net income (loss) and comprehensive income (loss) [1]	$(6)	$(4)

1	As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income and comprehensive income.

Our real estate joint ventures activity

Our real estate joint ventures investment activity is set out in the following table.

Three-month periods ended March 31 (millions)	2023			2022
	Loans and receivables [1]	Equity [2]	Total	Loans and receivables [1]	Equity [2]	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us [3]	$—	$(1)	$(1)	$—	$—	$—
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us (Note 7)	2	—	2	1	—	1
Cash flows in the current reporting period
Construction credit facilities
Financing costs paid to us	(2)	—	(2)	(1)	—	(1)
Funds we advanced or contributed, excluding construction credit facilities	—	1	1	—	—	—
Net increase (decrease)	—	—	—	—	—	—
Real estate joint ventures carrying amounts
Balance, beginning of period	114	(8)	106	114	(8)	106
Balance, end of period	$114	$(8)	$106	$114	$(8)	$106

1	Loans and receivables are included in our Consolidated statements of financial position as Real estate joint venture advances and are comprised of advances under construction credit facilities.

2	We account for our interests in the real estate joint ventures using the equity method of accounting. As at March 31, 2023, and December 31, 2022, we had recorded equity losses in excess of our recorded equity investment in respect of one of the real estate joint ventures; such resulting balance has been included in other long-term liabilities (Note 27).

3	As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income and comprehensive income.

We have entered into lease agreements with the TELUS Sky real estate joint venture. During the three-month period ended March 31, 2023, the TELUS Sky real estate joint venture recognized $2 million (2022 – $2 million) of revenue from our office tenancy; of this amount, one-third was due to our economic interest and two-thirds was due to our partners’ economic interests.

Construction credit facilities

The TELUS Sky real estate joint venture has a credit agreement, maturing July 15, 2023, with Canadian financial institutions (as 66-2/3% lender) and TELUS Corporation (as 33-1/3% lender) to provide $342 million of construction financing for the project. The construction credit facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The construction credit facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

(b)	Investments in associates

We have, as at March 31, 2023, and December 31, 2022, acquired a 35% basic equity interest in Miovision Technologies Incorporated, an associate that is complementary to, and is viewed to grow, our existing Internet of Things business; our judgment is that we obtained significant influence over the associate concurrent with acquiring our initial equity interest. Our aggregate interests in Miovision Technologies Incorporated and in individually immaterial associates as at March 31, 2023, totalled $72 million (December 31, 2022 – $75 million) and $38 million (December 31, 2022 – $45 million), respectively.

March 31, 2023 | 35

notes to condensed interim consolidated financial statements	(unaudited)

22	short-term borrowings

On July 26, 2002, one of our subsidiaries, TELUS Communications Inc., entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which it is currently able to sell an interest in certain trade receivables up to a maximum of $600 million (unchanged from December 31, 2022). The term of this revolving-period securitization agreement ends December 31, 2024 (unchanged from December 31, 2022), and it requires minimum cash proceeds of $100 million from monthly sales of interests in certain trade receivables. TELUS Communications Inc. is required to maintain a credit rating of at least BB (unchanged from December 31, 2022) from DBRS Limited or the securitization trust may require that the sale program be wound down prior to the end of the term.

Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in our de-recognition of the trade receivables sold. When we sell our trade receivables, we retain reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at March 31, 2023, we had sold to the trust (but continued to recognize) trade receivables of $697 million (December 31, 2022 – $118 million). Short-term borrowings of $589 million (December 31, 2022 – $100 million) are comprised of amounts advanced to us by the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) is comprised of amounts drawn on bilateral bank facilities and/or other.

23	accounts payable and accrued liabilities

As at (millions)	March 31, 2023	December 31, 2022
Accrued liabilities	$1,426	$1,593
Payroll and other employee-related liabilities	563	656
Restricted share units liability	1	1
	1,990	2,250
Trade accounts payable	867	1,382
Interest payable	214	206
Indirect taxes payable and other	127	109
	$3,198	$3,947

24	advance billings and customer deposits

As at (millions)	March 31, 2023	December 31, 2022
Advance billings	$722	$662
Deferred customer activation and connection fees	4	5
Customer deposits	17	12
Contract liabilities	743	679
Other	186	212
	$929	$891

Contract liabilities represent our future performance obligations to customers in respect of services and/or equipment for which we have received consideration from the customer or for which an amount is due from the customer. Our contract liability balances, and the changes in those balances, are set out in the following table:

36 | March 31, 2023

notes to condensed interim consolidated financial statements	(unaudited)

		Three months
Periods ended March 31 (millions)	Note	2023	2022
Balance, beginning of period		$914	$870
Revenue deferred in previous period and recognized in current period		(625)	(630)
Net additions arising from operations		669	637
Additions arising from business acquisitions		7	6
Balance, end of period		$965	$883
Current		$879	$792
Non-current	27
Deferred revenues		80	83
Deferred customer activation and connection fees		6	8
		$965	$883
Reconciliation of contract liabilities presented in the Consolidated statements of financial position – current
Gross contract liabilities		$879	$792
Reclassification to contract assets of contracts with contract liabilities less than contract assets	6(c)	(122)	(112)
Reclassification from contract assets of contracts with contract assets less than contract liabilities	6(c)	(14)	(13)
		$743	$667

25	provisions

(millions)	Asset retirement obligation	Employee- related	Written put options and contingent consideration	Other	Total
As at January 1, 2023	$316	$84	$157	$147	$704
Additions	—	115	266	63	444
Reversals	—	—	(38)	—	(38)
Uses [1]	(3)	(57)	(108)	(37)	(205)
Interest effects	4	—	4	—	8
As at March 31, 2023	$317	$142	$281	$173	$913
Current	$12	$129	$2	$65	$208
Non-current	305	13	279	108	705
As at March 31, 2023	$317	$142	$281	$173	$913

1	Written put options and contingent consideration uses include $54 satisfied by way of Common Shares issued.

Asset retirement obligation

We establish provisions for liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the associated cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these assets are retired.

Employee-related

The employee-related provisions are largely in respect of restructuring activities (as discussed further in Note 16(b)). The timing of the associated cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Written put options and contingent consideration

In connection with certain business acquisitions, we have established provisions for written put options in respect of non-controlling interests. Provisions for some written put options are determined based on the net present value of estimated future earnings, and such provisions require us to make key economic assumptions about the future. Similarly, we have established provisions for contingent consideration. No cash outflows in respect of the written put options are expected prior to their initial exercisability, and no cash outflows in respect of contingent consideration are expected prior to completion of the periods during which the contingent consideration can be earned.

Other

The provisions for other include: legal claims; non-employee-related restructuring activities; and contract termination costs and onerous contracts related to business acquisitions. Other than as set out following, we expect that the associated cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate multi-year period.

March 31, 2023 | 37

notes to condensed interim consolidated financial statements	(unaudited)

As discussed further in Note 29, we are involved in a number of legal claims and we are aware of certain other possible legal claims. In respect of legal claims, we establish provisions, when warranted, after taking into account legal assessments, information presently available, and the expected availability of recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

In connection with business acquisitions, we have established provisions for contract termination costs and onerous contracts acquired.

26	long-term debt

(a)	Details of long-term debt

As at (millions)	Note	March 31, 2023	December 31, 2022
Senior unsecured
TELUS Corporation senior notes	(b)	$18,656	$18,660
TELUS Corporation commercial paper	(c)	1,874	1,458
TELUS Corporation credit facilities	(d)	1,145	1,145
TELUS Communications Inc. debentures		199	199
Secured
TELUS International (Cda) Inc. credit facility	(e)	2,086	914
Other	(f)	317	321
		24,277	22,697
Lease liabilities	(g)	2,289	2,340
Long-term debt		$26,566	$25,037
Current		$2,511	$2,541
Non-current		24,055	22,496
Long-term debt		$26,566	$25,037

(b)	TELUS Corporation senior notes

The notes are senior unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries. The indentures governing the notes contain covenants that, among other things, place limitations on our ability, and the ability of certain of our subsidiaries, to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

Interest is payable semi-annually. The notes require us to make an offer to repurchase them at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

At any time prior to the respective maturity dates set out in the table below, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 days’ and not more than 60 days’ prior notice. On or after the respective redemption present value spread cessation dates set out in the table below, the notes are redeemable at our option, in whole but not in part, on not fewer than 30 days’ and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amounts thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

					Principal face amount		Redemption present value spread
Series	Issued	Maturity	Issue price	Effective interest rate [1]	Originally issued	Outstanding at financial statement date	Basis points [2]	Cessation date
3.35% Notes, Series CJ	December 2012	March 2023	$998.83	3.36%	$500 million	$NIL	40	Dec. 15, 2022
3.35% Notes, Series CK	April 2013	April 2024	$994.35	3.41%	$1.1 billion	$1.1 billion	36	Jan. 2, 2024
3.75% Notes, Series CQ	September 2014	January 2025	$997.75	3.78%	$800 million	$800 million	38.5	Oct. 17, 2024
3.75% Notes, Series CV	December 2015	March 2026	$992.14	3.84%	$600 million	$600 million	53.5	Dec. 10, 2025
2.75% Notes, Series CZ	July 2019	July 2026	$998.73	2.77%	$800 million	$800 million	33	May 8, 2026
2.80% U.S. Dollar Notes [3]	September 2016	February 2027	US$991.89	2.89%	US$600 million	US$600 million	20	Nov. 16, 2026
3.70% U.S. Dollar Notes [3]	March 2017	September 2027	US$998.95	3.71%	US$500 million	US$500 million	20	June 15, 2027
2.35% Notes, Series CAC	May 2020	January 2028	$997.25	2.39%	$600 million	$600 million	48	Nov. 27, 2027
3.625% Notes, Series CX	March 2018	March 2028	$989.49	3.75%	$600 million	$600 million	37	Dec. 1, 2027
3.30% Notes, Series CY	April 2019	May 2029	$991.75	3.40%	$1.0 billion	$1.0 billion	43.5	Feb. 2, 2029
5.00% Notes, Series CAI	September 2022	September 2029	$995.69	5.07%	$350 million	$350 million	46.5	July 13, 2029

38 | March 31, 2023

notes to condensed interim consolidated financial statements	(unaudited)

							Principal face amount		Redemption present value spread
Series	Issued	Maturity	Issue price		Effective interest rate [1]		Originally issued	Outstanding at financial statement date	Basis points [2]	Cessation date
3.15% Notes, Series CAA	December 2019	February 2030	$996.49		3.19%		$600 million	$600 million	39.5	Nov. 19, 2029
2.05% Notes, Series CAD	October 2020	October 2030	$997.93		2.07%		$500 million	$500 million	38	July 7, 2030
2.85% Sustainability-Linked Notes, Series CAF	June 2021	November 2031	$997.52		2.88%	[4]	$750 million	$750 million	34	Aug. 13, 2031
3.40% U.S. Dollar Sustainability-Linked Notes [3]	February 2022	May 2032	US$997.13		3.43%	[4]	US$900 million	US$900 million	25	Feb. 13, 2032
5.25% Sustainability-Linked Notes, Series CAG	September 2022	November 2032	$996.73		5.29%	[4]	$1.1 billion	$1.1 billion	51.5	Aug. 15, 2032
4.95% Sustainability-Linked Notes, Series CAJ	March 2023	March 2033	$998.28		4.97%		$500 million	$500 million	54.5	Dec. 28, 2032
4.40% Notes, Series CL	April 2013	April 2043	$997.68		4.41%		$600 million	$600 million	47	Oct. 1, 2042
5.15% Notes, Series CN	November 2013	November 2043	$995.00		5.18%		$400 million	$400 million	50	May 26, 2043
4.85% Notes, Series CP	Multiple [5]	April 2044	$987.91	[5]	4.93%	[5]	$500 million [5]	$900 million [5]	46	Oct. 5, 2043
4.75% Notes, Series CR	September 2014	January 2045	$992.91		4.80%		$400 million	$400 million	51.5	July 17, 2044
4.40% Notes, Series CU	March 2015	January 2046	$999.72		4.40%		$500 million	$500 million	60.5	July 29, 2045
4.70% Notes, Series CW	Multiple [6]	March 2048	$998.06	[6]	4.71%	[6]	$325 million [6]	$475 million [6]	58.5	Sept. 6, 2047
4.60% U.S. Dollar Notes [3]	June 2018	November 2048	US$987.60		4.68%		US$750 million	US$750 million	25	May 16, 2048
4.30% U.S. Dollar Notes [3]	May 2019	June 2049	US$990.48		4.36%		US$500 million	US$500 million	25	Dec. 15, 2048
3.95% Notes, Series CAB	Multiple [7]	February 2050	$997.54	[7]	3.97%	[7]	$400 million [7]	$800 million [7]	57.5	Aug. 16, 2049
4.10% Notes, Series CAE	April 2021	April 2051	$994.70		4.13%		$500 million	$500 million	53	Oct. 5, 2050
5.65% Notes, Series CAH	September 2022	September 2052	$996.13		5.68%		$550 million	$550 million	61.5	Mar. 13, 2052

1	The effective interest rate is that which the notes would yield to an initial debt holder if held to maturity.
2	For Canadian dollar-denominated notes, the redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof.

For U.S. dollar-denominated notes, the redemption price is equal to the greater of (i) the present value of the notes discounted at the U.S. Adjusted Treasury Rate (at the U.S. Treasury Rate for the 3.40% U.S. Dollar Sustainability-Linked Notes) plus the redemption present value spread calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof.

3	We have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively converted the principal payments and interest obligations to Canadian dollar obligations as follows:

Series	Interest rate fixed at	Canadian dollar equivalent principal	Exchange rate
2.80% U.S. Dollar Notes	2.95%	$792 million	$1.3205
3.70% U.S. Dollar Notes	3.41%	$667 million	$1.3348
3.40% U.S. Dollar Sustainability-Linked Notes	3.89%	$1,148 million	$1.2753
4.60% U.S. Dollar Notes	4.41%	$974 million	$1.2985
4.30% U.S. Dollar Notes	4.27%	$672 million	$1.3435

4	If we have not obtained a sustainability performance target verification assurance certificate for the fiscal year ended December 31, 2030, the sustainability-linked notes will bear interest at an increased rate from the trigger date through to their individual maturities. The interest rate on certain of the sustainability-linked notes may also increase (MFN step-up) in certain circumstances if we fail to meet additional sustainability and/or environmental, social or governance targets as may be provided for in a sustainability-linked bond; the interest rate on the sustainability-linked notes, however, in no event can exceed the initial rate by more than the aggregate MFN step-up and trigger event limit, whether as a result of not obtaining a sustainability performance target verification assurance certificate and/or any targets provided for in one or more future sustainability-linked bonds. Similarly, if we redeem any of the sustainability-linked notes and we have not obtained a sustainability performance target verification assurance certificate at the end of the fiscal year immediately preceding the date fixed for redemption, the interest accrued (if any) will be determined using the rates set out in the following table.

	Sustainability performance target verification assurance certificate
Series	Fiscal year	Trigger date	Post-trigger event interest rate	Aggregate MFN step-up and trigger event limit	Redemption interest accrual rate if certificate not obtained
2.85% Sustainability-Linked Notes, Series CAF	2030	Nov. 14, 2030	3.85%	N/A	3.85%
3.40% U.S. Dollar Sustainability-Linked Notes	2030	Nov. 14, 2030	4.40%	1.50%	4.40%
5.25% Sustainability-Linked Notes, Series CAG	2030	Nov. 15, 2030	6.00%	1.50%	6.00%
4.95% Sustainability-Linked Notes, Series CAJ	2030	Mar. 28, 2031	5.70%	1.50%	5.70%

5	$500 million of 4.85% Notes, Series CP were issued in April 2014 at an issue price of $998.74 and an effective interest rate of 4.86%. This series of notes was reopened in December 2015 and a further $400 million of notes were issued at an issue price of $974.38 and an effective interest rate of 5.02%.

6	$325 million of 4.70% Notes, Series CW were issued in March 2017 at an issue price of $990.65 and an effective interest rate of 4.76%. This series of notes was reopened in February 2018 and a further $150 million of notes were issued in March 2018 at an issue price of $1,014.11 and an effective interest rate of 4.61%.

7	$400 million of 3.95% Notes, Series CAB were issued in December 2019 at an issue price of $991.54 and an effective interest rate of 4.00%. This series of notes was reopened in May 2020 and a further $400 million of notes were issued at an issue price of $1,003.53 and an effective interest rate of 3.93%.

March 31, 2023 | 39

notes to condensed interim consolidated financial statements	(unaudited)

(c)	TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving $2.75 billion syndicated credit facility (see (d)) and is to be used for general corporate purposes, including capital expenditures and investments. This program enables us to issue commercial paper, subject to conditions related to debt ratings, up to a maximum aggregate equivalent amount at any one time of $2.0 billion (US$1.5 billion maximum). Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. Commercial paper debt is due within one year and is classified as a current portion of long-term debt, as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year. As at March 31, 2023, we had $1.9 billion (December 31, 2022 – $1.5 billion) of commercial paper outstanding, all of which was denominated in U.S. dollars (US$1.4 billion; December 31, 2022 – US$1.1 billion), with an effective average interest rate of 5.2%, maturing through August 2023.

(d)	TELUS Corporation credit facilities

As at March 31, 2023, TELUS Corporation had an unsecured revolving $2.75 billion bank credit facility, expiring on April 6, 2026 (unchanged from December 31, 2022), with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstopping of commercial paper. As at March 31, 2023, TELUS Corporation had an unsecured non-revolving $1.1 billion bank credit facility, maturing July 9, 2024, with a syndicate of financial institutions, which is to be used for general corporate purposes. As at March 31, 2023, we had drawn $1.1 billion on the non-revolving bank credit facility, with an effective average interest rate of 5.5% through April 2023.

The TELUS Corporation credit facilities bear interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (as such terms are used or defined in the credit facilities), plus applicable margins. The credit facilities contain customary representations, warranties and covenants, including two financial quarter-end ratio tests. These tests are that our leverage ratio must not exceed 4.25:1.00 and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, all as defined in the credit facilities.

Continued access to the TELUS Corporation credit facilities is not contingent upon TELUS Corporation maintaining a specific credit rating.

As at (millions)	March 31, 2023	December 31, 2022
Net available	$876	$1,292
Backstop of commercial paper	1,874	1,458
Gross available revolving $2.75 billion bank credit facility	$2,750	$2,750

We had $120 million of letters of credit outstanding as at March 31, 2023 (December 31, 2022 – $119 million), issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed revolving bank credit facility.

(e)	TELUS International (Cda) Inc. credit facility

As at March 31, 2023, and December 31, 2022, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 3, 2028, with a syndicate of financial institutions, including TELUS Corporation. The credit facility is comprised of revolving components totalling US$800 million, with TELUS Corporation as approximately 7.2% lender and amortizing term loan components totalling US$1.2 billion, with TELUS Corporation as approximately 7.2% lender. The credit facility is non-recourse to TELUS Corporation. The outstanding revolving components and term loan components had a weighted average interest rate of 6.9% as at March 31, 2023.

As at (millions)	March 31, 2023						December 31, 2022
	Revolving components		Term loan components [1]		Total		Revolving components		Term loan components [1]		Total
Available [2]	US$	325	US$	—	US$	325	US$	658	US$	600	US$	1,258
Outstanding
Due to other		441		1,114		1,555		132		557		689
Due to TELUS Corporation		34		86		120		10		43		53
	US$	800	US$	1,200	US$	2,000	US$	800	US$	1,200	US$	2,000

1	Relative to amounts owed to the syndicate of financial institutions, excluding TELUS Corporation, we have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively convert an amortizing amount of US$448 of the principal payments, and associated interest obligations, to European euro obligations with an effective fixed interest rate of 2.6% and an effective fixed economic exchange rate of US$1.088:€1.00. These have been accounted for as a net investment hedge in a foreign operation (see Note 4).
2	Of the amounts available at December 31, 2022, US$525 of the revolving components and US$600 of the term loan components had a condition precedent of consummating the WillowTree acquisition, which occurred on January 3, 2023 (see Note 18(b)).

40 | March 31, 2023

notes to condensed interim consolidated financial statements	(unaudited)

The TELUS International (Cda) Inc. credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or term secured overnight financing rate (SOFR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests: the TELUS International (Cda) Inc. quarter-end net debt to operating cash flow ratio must not exceed 4.25:1.00 through fiscal 2023, 3.75:1.00 through fiscal 2024, and 3.25:1.00 subsequently; and the quarter-end operating cash flow to debt service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00; all as defined in the credit facility.

The term loan components are subject to amortization schedules which requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

(f)	Other

Other liabilities bear interest at 3.4%, are secured by the AWS-4 spectrum licences associated with these other liabilities and a real estate holding, and are subject to amortization schedules, so that the principal is repaid over the periods to maturity, the last period ending March 31, 2035.

(g)	Lease liabilities

Lease liabilities are subject to amortization schedules, so that the principal is repaid over various periods, including reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 4.9% as at March 31, 2023.

(h)	Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated for long-term debt owing as at March 31, 2023, are as follows:

Composite long-term debt denominated in	Canadian dollars			U.S. dollars					Other currencies
	Long-term debt,			Long-term debt,		Currency swap agreement amounts to be exchanged
Years ending December 31 (millions)	excluding leases	Leases (Note 19)	Total	excluding leases	Leases (Note 19)	(Receive) [1]	Pay	Total	Leases (Note 19)	Total
2023 (remainder of year)	$32	$312	$344	$1,931	$22	$(1,926)	$1,920	$1,947	$42	$2,333
2024	2,268	388	2,656	75	25	(32)	32	100	50	2,806
2025	1,024	268	1,292	75	25	(32)	32	100	38	1,430
2026	1,462	182	1,644	38	25	(32)	32	63	30	1,737
2027	63	158	221	1,526	20	(1,520)	1,491	1,517	17	1,755
2028-2032	5,629	307	5,936	2,964	29	(1,680)	1,610	2,923	33	8,892
Thereafter	5,612	283	5,895	1,767	—	(1,692)	1,646	1,721	15	7,631
Future cash outflows in respect of composite long-term debt principal repayments	16,090	1,898	17,988	8,376	146	(6,914)	6,763	8,371	225	26,584
Future cash outflows in respect of associated interest and like carrying costs [2]	7,951	404	8,355	3,245	60	(2,695)	2,554	3,164	42	11,561
Undiscounted contractual maturities (Note 4(b))	$24,041	$2,302	$26,343	$11,621	$206	$(9,609)	$9,317	$11,535	$267	$38,145

1	Where applicable, cash flows reflect foreign exchange rates as at March 31, 2023.

2	Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect as at March 31, 2023.

March 31, 2023 | 41

notes to condensed interim consolidated financial statements	(unaudited)

27	other long-term liabilities

As at (millions)	Note	March 31, 2023	December 31, 2022
Contract liabilities	24	$80	$82
Other		2	2
Deferred revenues		82	84
Pension benefit liabilities	15	406	392
Other post-employment benefit liabilities		73	68
Derivative liabilities	4(d)	17	24
Investment in real estate joint ventures	21(a)	8	9
Other		55	53
		641	630
Deferred customer activation and connection fees	24	6	6
		$647	$636

28	owners’ equity

(a)	TELUS Corporation Common Share capital – general

Our authorized share capital is as follows:

As at	March 31, 2023	December 31, 2022
First Preferred Shares	1 billion	1 billion
Second Preferred Shares	1 billion	1 billion
Common Shares	4 billion	4 billion

Only holders of Common Shares may vote at our general meetings, with each holder of Common Shares entitled to one vote per Common Share held at all such meetings so long as not less than 66-2/3% of the issued and outstanding Common Shares are owned by Canadians. With respect to priority in the payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

As at March 31, 2023, approximately 32 million Common Shares were reserved for issuance from Treasury under a dividend reinvestment and share purchase plan (see Note 13(b)); approximately 16 million Common Shares were reserved for issuance from Treasury under a restricted share unit plan (see Note 14(b)); and approximately 12 million Common Shares were reserved for issuance from Treasury under a share option plan (see Note 14(d)).

(b)	Purchase of TELUS Corporation Common Shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, we may purchase a portion of our Common Shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust our capital structure. In June 2022, we received approval for a normal course issuer bid to purchase and cancel up to 10 million of our Common Shares (up to a maximum amount of $250 million) from June 6, 2022, to June 5, 2023. During the three-month periods ending March 31, 2023 and 2022, we did not purchase or cancel any shares pursuant to normal course issuer bids.

(c)	Subsidiary with significant non-controlling interest

Our TELUS International (Cda) Inc. subsidiary is incorporated under the Business Corporations Act (British Columbia) and has geographically dispersed operations with principal places of business in Asia, Central America, Europe and North America.

Changes in interests during the three-month periods ended March 31, 2023 and 2022, and which are reflected in the Consolidated statement of changes in owners’ equity, are set out in the following table.

42 | March 31, 2023

notes to condensed interim consolidated financial statements	(unaudited)

	Economic interest [1]		Voting interest [1]
Three-month periods ended March 31	2023	2022	2023	2022
Interest in TELUS International (Cda) Inc., beginning of period	56.6%	55.1%	72.4%	70.9%
Effect of
Issue of subordinate voting shares as consideration in business acquisition (Note 18(b))	(1.4)	—	(0.2)	—
Share-based compensation and other	—	(0.1)	—	—
Interest in TELUS International (Cda) Inc., end of period	55.2%	55.0%	72.2%	70.9%

1	Due to the voting rights associated with the multiple voting shares held by TELUS Corporation, our economic and voting interests subsequent to the initial public offering differ.

Summarized financial information

Summarized financial information of our TELUS International (Cda) Inc. subsidiary is set out in the following table.

	Three months
As at, or for the periods ended, (millions) [1]	March 31, 2023	March 31, 2022	December 31, 2022
Statement of financial position
Current assets	$1,088		$926
Non-current assets	$5,632		$3,875
Current liabilities	$830		$733
Non-current liabilities	$3,177		$1,581
Statement of income and other comprehensive income
Revenue and other income	$928	$759
Net income	$18	$45
Comprehensive income	$36	$2
Statement of cash flows
Cash provided by operating activities	$65	$153
Cash used by investing activities	$(1,169)	$(27)
Cash provided (used) by financing activities	$1,125	$(66)

1	As required by IFRS-IASB, this summarized financial information excludes inter-company eliminations.

29	contingent liabilities

(a)	Claims and lawsuits

General

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other mobile carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other mobile carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items enumerated following.

Certified class actions

Certified class actions against us include the following:

Per minute billing class action

In 2008, a class action was brought in Ontario against us alleging breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” mobile airtime to the nearest minute and charging for the full minute. The action sought certification of a national class. In November 2014, an Ontario class only was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of Consumer Protection Act, and unjust enrichment claims; all appeals of the certification decision have now been exhausted. At the same time, the Ontario Superior Court of Justice declined to stay the claims of our business customers, notwithstanding an arbitration clause in our customer service agreements with those customers. This latter decision was appealed and on May 31, 2017, the Ontario Court of Appeal dismissed our appeal. The Supreme Court of Canada granted us leave to appeal this decision and on April 4, 2019, granted our appeal and stayed the claims of business customers. Notice of this certified class action was provided to potential class members in 2022.

March 31, 2023 | 43

notes to condensed interim consolidated financial statements	(unaudited)

Call set-up time class actions

In 2005, a class action was brought against us in British Columbia alleging that we have engaged in deceptive trade practices in charging for incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient. In 2011, the Supreme Court of Canada upheld a stay of all of the causes of action advanced by the plaintiff in this class action, with one exception, based on the arbitration clause that was included in our customer service agreements. The sole exception was the cause of action based on deceptive or unconscionable practices under the British Columbia Business Practices and Consumer Protection Act, which the Supreme Court of Canada declined to stay. In January 2016, the British Columbia Supreme Court certified this class action in relation to the claim under the Business Practices and Consumer Protection Act. The class is limited to residents of British Columbia who contracted mobile services with us in the period from January 21, 1999, to April 2010. We have appealed the certification decision. A companion class action was brought against us in Alberta at the same time as the British Columbia class action. The Alberta class action duplicates the allegations in the British Columbia action, but has not proceeded to date and is not certified. Subject to a number of conditions, including court approval, we have now settled both the British Columbia and the Alberta class actions.

Uncertified class actions

Uncertified class actions against us include:

9-1-1 class actions

In 2008, a class action was brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public, have been deceitfully passing them off as government charges, and have charged 9-1-1 fees to customers who reside in areas where 9-1-1 service is not available. The plaintiffs advance causes of action in breach of contract, misrepresentation and false advertising and seek certification of a national class. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench declared that class action expired against us as of 2009. No steps have been taken in this proceeding since 2016.

Public Mobile class actions

In 2014, class actions were brought against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations. In particular, the Quebec action alleges that our actions constitute a breach of the Quebec Consumer Protection Act, the Quebec Civil Code, and the Ontario Consumer Protection Act. On June 28, 2021, the Quebec Superior Court approved the discontinuance of this claim against TELUS. The Ontario class action alleges negligence, breach of express and implied warranty, breach of the Competition Act, unjust enrichment, and waiver of tort. No steps have been taken in this proceeding since it was filed and served.

Summary

We believe that we have good defences to the above matters. Should the ultimate resolution of these matters differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that reliable estimates of any such exposure cannot be made considering the continued uncertainty about: the nature of the damages that may be sought by the plaintiffs; the causes of action that are being, or may ultimately be, pursued; and, in the case of the uncertified class actions, the causes of action that may ultimately be certified.

(b)	Concentration of labour

In October 2021, we commenced collective bargaining with the Telecommunications Workers Union, United Steelworkers Local 1944 (TWU), to renew the collective agreement that expired on December 31, 2021. In early March 2023, we reached a tentative agreement with the TWU. The tentative agreement was subject to ratification by members of the TWU. On March 17, 2023, the TWU and ourselves announced that the ratification process had been completed with a majority of the TWU members who cast their ballots voting to accept the tentative agreement. The new collective agreement with the TWU is effective from April 16, 2023, to March 31, 2027, and currently covers more than 6,500 team members nationally.

44 | March 31, 2023

notes to condensed interim consolidated financial statements	(unaudited)

30	related party transactions

(a)	Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

	Three months
Periods ended March 31 (millions)	2023	2022
Short-term benefits	$5	$4
Post-employment pension [1] and other benefits	2	5
Share-based compensation [2]	17	18
	$24	$27

1	Our Executive Team members are members of our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit and defined contribution pension plans.

2	We accrue an expense for the notional subset of our restricted share units with market performance conditions using a fair value determined by a Monte Carlo simulation. Restricted share units with an equity settlement feature are accounted for as equity instruments. The expense for restricted share units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

As disclosed in Note 14, we made initial awards of share-based compensation in 2023 and 2022, including, as set out in the following table, to our key management personnel. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the related expense is being recognized rateably over a period of years and thus only a portion of the 2023 and 2022 initial awards are included in the amounts in the table above.

Three-month periods ended March 31	2023			2022
($ in millions)	Number of units	Notional value [1]	Grant-date fair value [1]	Number of units	Notional value [1]	Grant-date fair value [1]
TELUS Corporation
Restricted share units	1,220,549	$33	$35	1,007,431	$32	$39
TELUS International (Cda) Inc.
Restricted share units	353,789	10	10	263,567	9	9
		$43	$45		$41	$48

1	The notional value of restricted share units is determined by multiplying the equity share price at the time of award by the number of units awarded; the grant-date fair value differs from the notional value because the fair values of some awards have been determined using a Monte Carlo simulation (see Note 14(b)). The notional value of share options has been determined using an option pricing model.

The amount recorded for liability-accounted restricted share units and share options outstanding as at March 31, 2023 was $1 million (December 31, 2022 – $1 million).

Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, TELUS Corporation Common Shares or cash. Deferred share units entitle directors to a specified number of TELUS Corporation Common Shares. Deferred share units accounted for as liabilities have been paid out when a director ceased to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the three-month periods ended March 31, 2023 and 2022, no amounts were paid out. As at March 31, 2023, and December 31, 2022, no liability-accounted share-based compensation awards were outstanding.

Employment agreements with members of the Executive Team typically provide for severance payments if an executive’s employment is terminated without cause: generally, 18–24 months of base salary, benefits and accrual of pension service in lieu of notice, and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control, Executive Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

(b)	Transactions with defined benefit pension plans

During the three-month period ended March 31, 2023, we provided our defined benefit pension plans with management and administrative services on a cost recovery basis and actuarial services on an arm’s-length basis; the charges for these services amounted to $3 million (2022 – $2 million).

(c)	Transactions with real estate joint venture

During the three-month periods ended March 31, 2023 and 2022, we had transactions with the TELUS Sky real estate joint venture, which is a related party, as set out in Note 21. As at March 31, 2023, we had recorded lease liabilities of $87 million (December 31, 2022 – $87 million) in respect of our TELUS Sky lease, and monthly cash payments are made in accordance with the lease agreement; one-third of those amounts is due to our economic interest in the real estate joint venture.

March 31, 2023 | 45

notes to condensed interim consolidated financial statements	(unaudited)

31	additional statement of cash flow information

(a)	Statements of cash flows – operating activities and investing activities

		Three months
Periods ended March 31 (millions)	Note	2023	2022
OPERATING ACTIVITIES
Net change in non-cash operating working capital
Accounts receivable		$172	$235
Inventories		(47)	(65)
Contract assets		4	17
Prepaid expenses		(136)	(142)
Accounts payable and accrued liabilities		(543)	(155)
Income and other taxes receivable and payable, net		11	24
Advance billings and customer deposits		31	15
Provisions		42	(19)
		$(466)	$(90)
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences
Capital asset additions
Gross capital expenditures
Property, plant and equipment	17	$(542)	$(709)
Intangible assets subject to amortization	18	(216)	(198)
		(758)	(907)
Additions arising from leases	17	45	74
Capital expenditures	5	(713)	(833)
Other non-cash items included above
Change in associated non-cash investing working capital		(263)	(180)
		$(976)	$(1,013)

46 | March 31, 2023

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Changes in liabilities arising from financing activities

		Three-month period ended March 31, 2022						Three-month period ended March 31, 2023
		Statement of cash flows		Non-cash changes				Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
Dividends payable to holders of Common Shares	$449	$—	$(449)	$—	$450	$450	$502	$—	$(502)	$—	$506	$506
Dividends reinvested in shares from Treasury	—	—	156	—	(156)	—	—	—	184	—	(184)	—
	$449	$—	$(293)	$—	$294	$450	$502	$—	$(318)	$—	$322	$506
Short-term borrowings	$114	$—	$(6)	$—	$—	$108	$104	$489	$—	$—	$—	$593
Long-term debt
TELUS Corporation senior notes	$15,258	$1,143	$—	$(61)	$(12)	$16,328	$18,660	$500	$(500)	$(4)	$—	$18,656
TELUS Corporation commercial paper	1,900	1,144	(1,616)	(14)	—	1,414	1,458	1,960	(1,546)	2	—	1,874
TELUS Corporation credit facilities	—	—	—	—	—	—	1,145	—	—	—	—	1,145
TELUS Communications Inc. debentures	448	—	—	—	—	448	199	—	—	—	—	199
TELUS International (Cda) Inc. credit facility	1,062	—	(39)	(15)	1	1,009	914	1,221	(38)	(11)	—	2,086
Other	308	—	(75)	—	71	304	321	—	(152)	—	148	317
Lease liabilities	1,876	—	(123)	(6)	69	1,816	2,340	—	(130)	12	67	2,289
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability (asset)	4	1,623	(1,629)	63	(73)	(12)	(80)	1,546	(1,552)	12	(5)	(79)
	20,856	3,910	(3,482)	(33)	56	21,307	24,957	5,227	(3,918)	11	210	26,487
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(1,623)	1,623	—	—	—	—	(1,546)	1,546	—	—	—
	$20,856	$2,287	$(1,859)	$(33)	$56	$21,307	$24,957	$3,681	$(2,372)	$11	$210	$26,487

March 31, 2023 | 47